UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                X                                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                             No                    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                             No                    X

TO THE COMISION NACIONAL DEL

MERCADO DE VALORES

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT EVENT

Please find attached the detailed information regarding BBVA of the results of the EU- wide comprehensive assessment conducted by the European Central Bank (ECB).

The comprehensive assessment is prudential in nature and is made up of two main pillars: a) an asset quality review (AQR) and b) a stress test, performed in close cooperation with the European Banking Authority (EBA).

The comprehensive assessment was performed by the ECB in conjunction with the national competent authorities (NCAs), prior to assuming full responsibility for supervision under the Single Supervisory Mechanism in November 2014.

Further details on the results of the AQR and stress test under the baseline and adverse scenarios are provided in the disclosure tables based on the common format provided by the ECB and EBA. Regarding the results of the ECB exercise, BBVA would reach a level of capital CET 1 of 10.6% and 9.0% in the baseline and adverse scenarios respectively in December 2016, above the required minima. The ratio for the adverse scenario compares favorably with the median of the ratios for the group of entities subject to this analysis by the ECB (8.3%). Such results mean surpassing the exercise by a difference of €13.22 billion in the adverse scenario.

As published in the EBA templates, BBVA would reach a level of capital CET 1 fully loaded of 8.2% in 2016 under the adverse scenario.

Further information could also be consulted on the websites of the ECB, the EBA and the NCAs.

Madrid, October 26, 2014

Introduction to the Comprehensive Assessment disclosure templates

This document contains final disclosure of the results of the Comprehensive Assessment for Banco Bilbao Vizcaya Argentaria, S.A.

Specifically, the template contains the bank’s overall Comprehensive Assessment result, as well as more detail on Asset Quality Review (AQR) outcomes

Further detail on the joint ECB-EBA stress tests can be found in the bank’s EBA transparency template

This page provides detail on how to read the templates, and contains important caveats to consider within the context of final results

Bank-specific notes

-

Sheet descriptions

Main Results and Overview

A. Key information on the bank before the Comprehensive Assessment (end-2013)

B. The main results of the Comprehensive Assessment

C. Major capital measures impacting Tier 1 eligible capital, from 1 January 2014 to 30

September 2014

Detailed AQR Results

D. Matrix Breakdown of AQR Result

E. Matrix Breakdown of Asset Quality Indicators

F. Leverage ratio impact of the Comprehensive Assessment

Approved Restructuring Results

This is a repetition of Section B, main results of the Comprehensive Assessment, for those banks who have an agreed restructuring plan

Section descriptions

Section	Contents	Key fields	Notes
A. Main information on the bank before the Comprehensive Assessment (end-2013)	This section contains information on the size, performance and starting point capital holding of the bank as at year-end 2013	A6 Starting point CET1% - bank provided starting point for any adjustments following the Comprehensive Assessment

- Numbers in this section are provided primarily for transparency purposes and should not be used for comparisons to other sections/sheets.

As an example, the NPE ratio exhibited in this section applies across all segments and all bank portfolios, and as such does not provide a like for like comparison with the NPE ratio data displayed in section E (which relates only to portfolios selected in Phase 1 of the AQR)

B. Main results of the Comprehensive Assessment	This key section of the disclosure template contains the main results of the Comprehensive Assessment	Key fields discussed in more detail below	- Banks have 6 months to recapitalise any shortfall resulting from the AQR and Stress Test baseline scenario, and 9 months to recapitalise any shortfall resulting from the Stress Test adverse scenario
C. Major capital measures impacting Tier 1 eligible capital, from 1 January 2014 to 30 September 2014	This section displays major capital market activity affecting Tier 1 eligible capital

- Section C should be read as informational only. Figures here do not feed into the final CET1% results as detailed in section B, nor do they mitigate the bank’s disclosed capital shortfall (B11)

- For banks with a capital shortfall, this information will be taken into account during the capital planning phase that follows disclosure of Comprehensive Assessment results

D. Matrix Breakdown of AQR Result	This section gives workblock specific AQR results

D.A - D.F provides AQR results broken down by asset segment, and by AQR workblock

D.G - D.I provides the results of the Level 3 non-derivative exposures review

D20 is the gross impact of the AQR before offsetting

D21 provides impact of insurance protection

D22 provides the tax impact

D23 shows the net total impact of the AQR

- The selection of asset classes for portfolio review was based on an approach aimed at identifying those portfolios with the highest risk of misclassification and misvaluation. Therefore, extrapolation of results to the non-selected portfolios would be incorrect from a statistical stand-point

- In the AQR exercise the resulting increase in provisions (from a supervisory perspective) are translated into a change in CET1

- Items D1 to D21 are before offsetting impacts such as asset protection and taxes

E. Matrix Breakdown of Asset Quality Indicators	The section provides asset quality indicators (NPE levels and coverage ratio), broken down by asset segment	- E1 shows the evolution of NPE levels for portfolios selected in Phase 1 - E10 shows the evolution of coverage ratios for portfolios selected in Phase 1

- Information reported only for portfolios subject to detailed review in AQR, i.e. those selected in Phase 1 of the AQR

- Figures presented should not be interpreted as accounting figures

- The asset quality indicators are based on EBA’s simplified definition of NPE

- While the application of this definition constitutes an important step forward in terms of harmonisation across the euro area banking sector, the degree of harmonisation reached is not complete due to factors such as different materiality thresholds across Member States. However, a solid basis of consistency has been implemented for the Comprehensive Assessment, implying a very significant improvement in comparability across banks and jurisdictions

F. Leverage ratio impact of the Comprehensive Assessment	This shows the change in the leverage ratio from the AQR

- Leverage ratios are currently not binding, are displayed for information purposes only and have no impact on the capital shortfall

- Due to the ‘static balance sheet’ assumption used as part of the Stress Test, the leverage ratio might be misleading for the Stress Tests and is therefore displayed for AQR only

Source of key figures / drivers of key results

B	MAIN RESULTS OF THE COMPREHENSIVE ASSESSMENT (CA)
B1	CET1 Ratio at year end 2013 including retained earnings / losses of 2013 B1 = A6%		10.00%

B1 - the CET1 ratio as at 31 December 2013 is provided by the bank, and acts as the starting point against which Comprehensive Assessment impact is measured

Note that CET1 is defined in accordance with CRDIV/CRR applicable as of 1 January 2014

B2	Aggregated adjustments due to the outcome of the AQR	Basis Points Change	-100	B2 - sourced from D23, the net AQR impact after tax and risk protection netting effects
B3	AQR adjusted CET1 Ratio B3 = B1 + B2%		9.00%	B3 = B1 + B2
B4	Aggregate adjustments due to the outcome of the baseline scenario of the joint EBA ECB Stress Test to lowest capital level over the 3-year period	Basis Points Change	-200

B4 = the delta between the AQR adjusted CET1% and the baseline scenario CET1%, in the year where capital level vs threshold (8%) is the lowest

Note - this information comes from the EBA transparency templates. The key fields in these templates are the baseline figures in the “Capital” sheet, section C.1

B5	Adjusted CET1 Ratio after Baseline Scenario B5 = B3 + B4%		7.00%	B5 = B3 + B4 (note the starting point for this adjustment is the AQR adjusted CET1%)
B6	Aggregate adjustments due to the outcome of the adverse scenario of the joint EBA ECB Stress Test to lowest capital level over the 3-year period	Basis Points Change	-400	B6 = the delta between the AQR adjusted CET1% and the adverse scenario CET1%, in the year where capital level vs threshold (5.5%) is the lowest

B7	Adjusted CET1 Ratio after Adverse Scenario B7 = B3 + B6%		5.00%

Note - this information comes from the EBA transparency templates. The key fields in these templates are the adverse figures in the “Capital” sheet, section C.1

B7 = B3 + B6 (note the starting point for this adjustment is the AQR adjusted CET1%)

                    For illustrative purposes only

2014 COMPREHENSIVE ASSESSMENT OUTCOME
				ECB PUBLIC
	NAME OF THE ENTITY	ESBBVA	Banco Bilbao Vizcaya Argentaria, S.A.
1	Main Results and Overview
A	MAIN INFORMATION ON THE BANK BEFORE THE COMPREHENSIVE ASSESSMENT (end 2013)
					END 2013
A1	Total Assets (based on prudential scope of consolidation)			Mill. EUR	587,084.99
A2	Net (+) Profit/ (-) Loss of 2013 (based on prudential scope of consolidation)			Mill. EUR	2,197.00
A3	Common Equity Tier 1 Capital according to CRDIV/CRR definition, transitional arrangements as of 1.1.2014			Mill. EUR	37,058.30
A4	Total risk exposure * according to CRDIV/CRR definition, transitional arrangements as of 1.1.2014			Mill. EUR	344,740.95
A5	Total exposure measure according to Article 429 CRR “Leverage exposure”			Mill. EUR	621,977.66
A6	CET1 ratio according to CRDIV/CRR definition, transitional arrangements as of 1.1.2014 A6=A3/A4			%	10.75%
A7	Tier 1 Ratio (where available) according to CRD3 definition, as of 31.12.2013 as reported by the bank			%	11.06%
A8	Core Tier 1 Ratio (where available) according to EBA definition			%	11.06%
A9	Leverage ratio			%	6.13%
A10	Non-performing exposures ratio			%	4.05%
A11	Coverage ratio for non-performing exposure			%	65.57%
A12	Level 3 instruments on total assets			%	0.14%

B	MAIN RESULTS OF THE COMPREHENSIVE ASSESSMENT (CA)
B1	CET1 Ratio at year end 2013 including retained earnings / losses of 2013 B1 = A6%			10.75%
B2	Aggregated adjustments due to the outcome of the AQR		Basis Points Change	-21
B3	AQR adjusted CET1 Ratio B3 = B1 + B2%			10.54%
B4	Aggregate adjustments due to the outcome of the baseline scenario of the joint EBA ECB Stress Test to lowest capital level over the 3-year period		Basis Points Change	-31
B5	Adjusted CET1 Ratio after Baseline Scenario B5 = B3 + B4%			10.24%
B6	Aggregate adjustments due to the outcome of the adverse scenario of the joint EBA ECB Stress Test to lowest capital level over the 3-year period		Basis Points Change	-158
B7	Adjusted CET1 Ratio after Adverse Scenario B7 = B3 + B6%			8.97%
Capital Shortfall				Basis Points [1]	Mill. EUR
B8	to threshold of 8% for AQR adjusted CET1 Ratio			0	0.00
B9	to threshold of 8% in Baseline Scenario			0	0.00
B10	to threshold of 5.5% in Adverse Scenario			0	0.00

B11	Aggregated Capital Shortfall of the Comprehensive Assessment B11 = max( B8, B9, B10 )			0	0

* Total risk exposure figure is pre-AQR. Please note that the corresponding Year End 2013 figure in the EBA Transparency template is post-AQR and therefore may not match exactly.

1 RWA used corresponds to relevant scenario in worst case year

C	MAJOR CAPITAL MEASURES IMPACTING TIER 1 ELIGIBLE CAPITAL FROM 1 JANUARY 2014 TO 30 SEPTEMBER 2014
Issuance of CET1 Instruments		Impact on Common Equity Tier 1 Million EUR
C1	Raising of capital instruments eligible as CET1 capital	0.00
C2	Repayment of CET1 capital, buybacks	0.00
C3	Conversion to CET1 of hybrid instruments becoming effective between January and September 2014	0.00
Net issuance of Additional Tier 1 Instruments		Impact on Additional Tier 1 Million EUR
C4	with a trigger at or above 5.5% and below 6%	0.00
C5	with a trigger at or above 6% and below 7%	0.00
C6	with a trigger at or above 7%	0.00
Fines/Litigation costs		Million EUR
C7	Incurred fines/litigation costs from January to September 2014 (net of provisions)	0.00

2014 COMPREHENSIVE ASSESSMENT OUTCOME
ECB PUBLIC
NAME OF THE ENTITY	ESBBVA	Banco Bilbao Vizcaya Argentaria, S.A.

2. Detailed AQR Results

D. Matrix Breakdown of AQR Result (B2)

Note:

• The selection of asset classes for portfolio review was based on an approach aimed at identifying those portfolios with the highest risk of misclassification. Therefore, extrapolation of results to the non-selected portfolios would be incorrect.

• The columns D. C to D .F include (but are not limited to) any impacts on provisioning associated with the reclassification of performing to non-performing exposure.

• In the AQR exercise the resulting increase in provisions (from a supervisory perspective) are translated into a change in CET1.

• Items D1 to D21 are before offsetting impacts such as asset protection and taxes.

• Basis points are calculated using total risk exposure from Section A4

• For the interpretation of the detailed results the interested reader may refer to the AQR manual outlining the methodology or to the accompanying Aggregate Report where the main features of the CA exercise are reiterated. Find the AQR manual here:

http://www.ecb.europa.eu/press/pr/date/2014/html/pr140311.en.html

			D .A	D .B	D .C		D .D		D .E		D .F
			Credit Risk RWA year end 2013	Portfolio selected in Phase 1	Adjustments to provisions on sampled files		Adjustments to provisions due to projection of findings		Adjustments to provisions due to collective provisioning review		Impact on CET1 capital before any offsetting impact
Units of Measurement			Mill. EUR	% of RWA selected in Phase 1	Basis Points	Mill. EUR	Basis Points	Mill. EUR	Basis Points	Mill. EUR	Basis Points	Mill. EUR
D1	Total credit exposure		289,967.75	40 - 60%	5	163.22	1	49.72	22	752.12	-28	-965.06
D2	Sovereigns and Supranational non-governmental organisations		21,001.50	0%	0	0.00	0	0.00	0	0.00	0	0.00
D3	Institutions		19,381.51	0%	0	0.00	0	0.00	0	0.00	0	0.00
D4	Retail		79,682.04	40 - 60%	0	0.00	0	0.00	14	472.42	-14	-472.42
D5	thereof SME		15,598.47	0%					0	0.00	0	0.00
D6	thereof Residential Real Estate (RRE)		29,597.42	60 - 80%	0	0.00	0	0.00	14	472.42	-14	-472.42
D7	thereof Other Retail		34,486.15	40 - 60%					0	0.00	0	0.00
D8	Corporates		124,439.22	60 - 80%	5	163.22	1	49.72	8	279.70	-14	-492.64
D9	Other Assets		45,463.49	20 - 40%	0	0.00	0	0.00	0	0.00	0	0.00

D10	Additional information on portfolios with largest adjustments accounting for (at least) 30% of total banking book AQR adjustment:
	Asset Class	Geography
	Residential Real Estate (RRE)	SPAIN	23,941.00			0.00		0.00	14	472.42	-14	-472.42
	Large corporates (non real estate)	SPAIN	28,340.00		4	137.10	1	42.28	8	279.70	-13	-459.08

NB: In some cases the total credit RWA reported in field D.A1 may not equal the sum of the components below, or corresponding metrics in the EBA transparency templates. These cases are driven by inclusion of specialised assets types which lie outside the categories given above

			D .G	D .H	D .I
			Portfolio size Carrying Amount	Portfolio selection	Impact on CET1 before any offsetting impact
		Units of Measurement	Mill. EUR	% selected in Phase 1	Basis points	Mill. EUR
D11	CVA				0	0.00
D12	Fair Value review				0	0.00
D13	Non derivative exposures review	Please refer to Definitions and Explanations sheet	704.62	-	0	0.00
D14	Bonds		0.00	0%	0	0.00
D15	Securitisations		0.00	0%	0	0.00
D16	Loans		0.00	-	0	0.00
D17	Equity (Investment in PE and Participations)		0.00	0%	0	0.00
D18	Investment Properties / Real Estate / Other		704.62	0%	0	0.00
D19	Derivatives Model Review				0	0.00

					Basis points [2]	Mill. EUR
D20	Gross impact on capital				-28	-965.06
D21	Offsetting impact due to risk protection				0	0.00
D22	Offsetting tax impact				8	289.52

D23	Net total impact of AQR results on CET1 ratio				-21
		Please refer to Definitions and Explanations sheet
		D23 = (D20 + D21 + D22) + (Adjustment for change in RWA due to AQR)

E. Matrix Breakdown of Asset Quality Indicators

• The selection of asset classes for portfolio review was based on an approach aimed at identifying those portfolios with the highest risk of misclassification. Therefore, extrapolation of results to the non selected portfolios would be incorrect from a statistical stand-point.

• The asset quality indicators are based on EBA’s simplified definition of NPE.

• All parties involved made significant efforts to increase the degree of harmonisation of the NPE definition and its application.

• While the application of this definition constitutes a very important leap forward in terms of harmonisation across the euro area banking sector, the degree of harmonisation reached is not completely perfect due to factors such as different materiality thresholds across Member States. However, a solid basis of consistency has been implemented for the comprehensive assessment, implying a very significant improvement in comparability across banks from different jurisdictions.

• The figures presented should not be understood as accounting figures.

2 Basis point impact includes adjustment to RWA

Information reported only for portfolios subject to detailed review in AQR

	Asset quality indicators
	Based on EBA simplified definition		E .A	E .B	E .C	E .D
	Non-Performing Exposure Ratio		Unadjusted NPE Level year end 2013	Changes due to the credit file review	Changes due to the projection of findings	AQR-adjusted NPE Level
		Units of Measurement	%	Basis Points	Basis Points	%
E1	Total credit exposure		8.83%	22	4	9.09%
E2	Sovereigns and Supranational non-governmental organisations		-	0	0
E3	Institutions		-	0	0
E4	Retail		5.37%	2	2	5.41%
E5	thereof SME		-
E6	thereof Residential Real Estate (RRE)		5.44%	2	3	5.49%
E7	thereof Other Retail		4.91%
E8	Corporates		13.62%	50	6	14.18%
E9	Other Assets		-	0	0

		E .E	E .F	E .G	E .H	E .I	E.J
	Coverage Ratio
	NB:

Coverage ratios displayed in E.E - E.I
cover only the exposure that was
marked as non-performing pre-AQR.
Therefore exposures that were newly
reclassified to NPE during the AQR
are NOT included in the calculation
for E.E - E.I

		Unadjusted coverage ratio of non-performing exposure, year end 2013	Changes due to the credit file review	Changes due to the projection of findings	Changes due to the collective provisioning review on non- performing exposures	AQR - adjusted ratio of provisions on NPE to NPE	Coverage ratio for exposures newly classified as NPE during the AQR
	Units of Measurement	%	%	%	%	%	%
E10	Total credit exposure	40.20%	-1.69%	-2.42%	2.36%	38.44%
E11	Sovereigns and Supranational non-governmental organisation	-	0.00%	0.00%
E12	Institutions	-	0.00%	0.00%
E13	Retail	29.19%	0.00%	0.00%	6.62%	35.81%
E14	thereof SME	-			0.00%
E15	thereof Residential Real Estate (RRE)	22.47%	0.00%	0.00%	8.69%	31.16%
E16	thereof Other Retail	79.60%			-8.93%	70.66%
E17	Corporates	46.20%	-2.55%	-3.75%		39.90%	9.99%
E18	Other Assets	-	0.00%	0.00%

For information purposes only

F. LEVERAGE RATIO IMPACT OF THE COMPREHENSIVE ASSESSMENT

Explanatory Note:

•	Note that the leverage ratio is based on the CRR Article 429 as of January 2014.
•	It is currently not binding, is displayed for information purposes only and has no impact on the capital shortfall (B11).
•	As the constant balance sheet assumption, which is applied in the Stress Test, might be misleading for the leverage ratio, the ratio is displayed for AQR only.

F1	Leverage Ratio at year end 2013%		6.13%
		Please refer to Definitions and Explanations sheet
	F1 = A9
F2	Aggregated adjustments to Leverage Ratio due to the outcome of the AQR	Basis Points	-11
	F2 = (D20+D21+D22)/A5
F3	AQR adjusted Leverage Ratio	%	6.02%
	F3 = F1 + F2

3. Definitions and Explanations

Reference	Name	Definition or further explanation

A. MAIN INFORMATION ON THE BANK BEFORE THE COMPREHENSIVE ASSESSMENT (end 2013)
A1	Total Assets (based on prudential scope of consolidation)	Sum of on balance positions. Note that for this and all following positions the scope of consolidation follows Article 18 CRR (therefore direct comparison with financial accounts based on accounting scope of consolidation will result in differences). Year-end 2013.
A2	Net (+) Profit/ (-) Loss of 2013 (based on prudential scope of consolidation)

Net profits (positive number) or net losses (negative number) in the year 2013. After taxes. Exclusive Other Comprehensive Income. The scope of consolidation follows Article 18 CRR (therefore direct comparison with financial accounts based on accounting scope of consolidation will result in differences).

A3	Common Equity Tier 1 Capital

At year-end 2013, according to CRDIV/CRR definition, transitional arrangements as of 1.1.2014, Article 50 CRR. The only exception to national transitional arrangements is sovereign AFS losses (Article 467 CRR) where a harmonised approach is taken with a 20% deduction irrespective of national discretion concerning phase-in. This exception is necessary to be consistent with EBA’s CET1 definition applied in the stress test exercise.

This includes losses of 2013 or retained earnings of 2013 subject to Article 26.2 CRR.

A4	Total risk exposure	Article 92.3 CRR, “total RWA”, as of year-end 2013. according to CRDIV/CRR definition, transitional arrangements as of 1.1.2014.
A5	Total exposure measure according to Article 429 CRR	Denominator of leverage ratio (A9), “leverage exposure”, according to Article 429 CRR.
A6	CET1 ratio

A6=A3/A4, Article 92.1a CRR, figures as of year-end 2013.

With national transitional arrangements as per 1 January 2014.

The only exception to national transitional arrangements is sovereign AFS losses (Article 467 CRR) where a harmonised approach is taken with a 20% deduction irrespective of national discretion concerning phase-in. This exception is necessary to be consistent with EBA’s CET1 definition applied in the stress test exercise.

A7	Tier 1 Ratio	Unadjusted Basel II figure as of 31.12.2013 as reported by the bank
A8	Core Tier one ratio	Unadjusted Basel II figure as of 31.12.2013 as reported by the bank
A9	Leverage ratio at year end 2013

See EBA Implementing Technical Standards for Supervisory Reporting (Legal basis: Article 99 of Regulation (EU) No 575/2013 and ITS on Supervisory Reporting of institutions published in the Official Journal of the European Commission on 28/06/2014) module for leverage ratio:

- Annex X - Leverage ratio templates

- Annex XI - Instructions on Leverage (Part II 2.12)

A10	Non-performing exposures ratio

Numerator: Exposure (book value plus CCF-weighted off-balance exposure) that is non-performing according to the simplified NPE definition (see Section 2.4.4. of the AQR Phase 2 manual) at year end 2013 (total of consolidated bank):

An NPE is defined as:

• Every material exposure that is 90 days past-due even if it is not recognised as defaulted or impaired

• Every exposure that is impaired (respecting specifics of definition for nGAAP vs. IFRS banks)

• Every exposure that is in default according to CRR

Definition of exposure:

• Any facility that is NPE must be classed as such

• For retail: NPE is defined at the facility level

• For non-retail: NPE is defined at the debtor level – if one material exposure is classified as NPE, all exposures to this debtor level shall be treated as NPE

• Materiality is defined as per the EBA ITS guidelines (i.e. as per Article 178 CRR) and hence in line with national discretion

• Off balance sheet exposures are included. Derivative and trading book exposures are not included as per the EBA ITS.

Denominator: total exposure (performing and non-performing). Same definition of exposure as above.

A11	Coverage ratio for non-performing exposure

Numerator:

Specific allowances for individually assessed financial assets (As per IAS 39 AG.84-92. FINREP table 4.4, column 080. EBA/ITS/2013/03 Annex V. Part 2. 35-38)

+ Specific allowances for collectively assessed financial assets (As per IAS 39 AG.84-92. FINREP table 4.4, column 090. EBA/ITS/2013/03 Annex V. Part 2. 35-38)

+ Collective allowances for incurred but not reported losses (As per IAS 39 AG.84-92. FINREP table 4.4, column 100. EBA/ITS/2013/03 Annex V. Part 2. 35-38)

Denominator:

the non-performing exposure (numerator of A10)

As of year-end 2013 and total of consolidated bank.

A12	Level 3 instruments on total assets	Level 3 assets are those according to IFRS 13, para. 86-90 (covering Available for Sale, Fair Value through P&L and Held for Trading) Not defined for banks using nGAAP. Total assets = A1

B. MAIN RESULTS OF THE COMPREHENSIVE ASSESSMENT (CA)
B1	CET1 Ratio	B1=A6
B2	Aggregated adjustments due to the outcome of the AQR	This is the sum of all AQR results impacting (from an accounting or prudential perspective) the CET1 ratio. The split into its components is provided in the sheet “Detailed AQR Results”. In basis points, marginal effect.
B3	AQR adjusted CET1 Ratio	B3 = B1 + B2 based on year-end 2013 figures and CRR/CRDIV phase-in as of 1 January 2014
B4	Aggregate adjustments due to the outcome of the baseline scenario of the joint EBA ECB Stress Test

Additional adjustments due to baseline scenario to lowest capital level over the 3-year period. Note that this also includes phasing-in effects of CRR and CRD 4 as of arrangements of respective national jurisdiction. In line with EBA disclosure.

B5	Adjusted CET1 Ratio after Baseline Scenario	B5= B4 + B3 Note that this is an estimate of the outcome of a hypothetical scenario and refers to a future point in time. It should not be confused with the bank’s forecast or multi year plan.
B6	Aggregate adjustments due to the outcome of the adverse scenario of the joint EBA ECB Stress Test

Additional adjustments due to adverse scenario to lowest capital level over the 3-year period. Note that this also includes phasing-in effects of CRR and CRDIV as of arrangements of respective national jurisdiction. In line with EBA disclosure.

B7	Adjusted CET1 Ratio after Adverse Scenario

B7 = B5 + B6

Note that this is an estimate of the outcome of an adverse hypothetical scenario and refers to a future point in time. It should not be confused with the bank’s forecast or multi-year plan.

B8	Shortfall to threshold of 8% for AQR adjusted CET1 Ratio	B8=(8-B3)*100 (if B3<8, otherwise 0)
B9	Shortfall to threshold of 8% in Baseline Scenario	B9=(8-B5)*100 (if B5<8, otherwise 0)
B10	Shortfall to threshold of 5.5% in Adverse Scenario	B10=(5.5-B7)*100 (if B7<5.5, otherwise 0)
B11	Aggregated Capital Shortfall of the Comprehensive Assessment

B11= max( B8, B9, B10 )

B11 will be capital shortfall coming out of the comprehensive assessment. For details on which measures are considered eligible to mitigate the shortfall see the accompanying Aggregated Report.

C. Memorandum Items
Please refer to the bank specific notes on the first sheet for details on any capital raising that is already reflected in the dynamic balance sheet of the Stress Test
C1	Raising of capital instruments eligible as CET1 capital (+)	Changes to CET1 due to new issuances of common equity.
C2	Repayment of CET1 capital, buybacks (-)	Changes to CET1 due to repayment or reduction of CET1 (i.e. buybacks).
C3	Conversion to CET1 of existing hybrid instruments (+)	Changes to CET1 due to conversion of existing hybrid instruments into CET1 which took place between 1 January 2014 and 30 September 2014.
C4	Net Issuance of Additional Tier 1 Instruments with a trigger at or above 5.5% and below 6%

Net issuance of AT1 Instruments (Article 52 CRR) with a trigger at or above 5.5% and below 6% between 1 January 2014 and 30 September 2014, expressed in terms of RWA. AT1 instruments which have been converted into CET1 are not to be accounted for in this cell to avoid double counting with C3.

C5	Net Issuance of Additional Tier 1 Instruments with a trigger at or above 6% and below 7%

Net issuance of AT1 Instruments (Article 52 CRR) with a trigger at or above 6% and below 7% between 1 January 2014 and 30 September 2014, expressed in terms of RWA. AT1 instruments which have been converted into CET1 are not to be accounted for in this cell to avoid double counting with C3.

C6	Net Issuance of Additional Tier 1 Instruments with a trigger at or above 7%

Net issuance of AT1 Instruments (Article 52 CRR) with a trigger at or above 7% CET1 between 1 January 2014 and 30 September 2014, expressed in terms of RWA. AT1 instruments which have been converted into CET1 are not to be accounted for in this cell to avoid double counting with C3.

C7	Incurred fines/litigation costs from January to September 2014 (net of provisions)	Incurred fines/litigation costs from 1 January to September 2014 (net of provisions). Only litigation costs with a realized loss > 1 Basis Point of CET1 (as of 1.1.2014) are in scope.

D. Matrix Breakdown of AQR Result
Asset class	Corporates

Asset class is an aggregated of the AQR sub-asset classes Project finance, Shipping, Aviation, Commercial real estate (CRE), Other real estate, Large corporates (non real estate) and Large SME (non real estate)

D .A	Credit Risk RWA year end 2013	Total credit risk weighted assets including off balance sheet items.
D .B	Portfolio selected

Indication of the fraction of the overall RWA per asset class that was selected in Phase 1 of the AQR. This follows a “bucketing approach” rather than disclosing the precise figures. Buckets are defined as follows:

“Not relevant” ; 0%; < 20% ; 20-40% ; 40-60% ; 60-80% ; 80-100% ; 100%

D .C	Adjustments to provisions on sampled files	Amount of adjustments to specific provisions on the credit file samples. This includes all files from the single credit file review (on a technical note: also the prioritized files).
D .D	Adjustments to provisions due to projection of findings	Amount of adjustments to specific provisions based on the projection of findings of the credit file review to the wider portfolio (negative numbers).
D .E	Adjustment to provisions due to collective provisioning review

Amount of adjustments to collective provisions as determined based on the challenger model in cases where the bank’s collective provisioning model is found to be out of line with the standards expressed in the AQR Manual.

D .F	Adjustments on CET1 before offsetting impact	Gross amount of the aggregated adjustments disclosed in D.C - D.E before the offsetting impact of risk protection and tax (negative numbers).
D.G	Portfolio size Carrying Amount	Portfolio size - Level 3 Carrying Amount
D .H	Portfolio selection

Indication of the carrying amount (gross mark-to-market as of year-end 2013, before AQR adjustment) of Level 3 position that has been reviewed by NCA Bank Team divided by total level 3 carrying amount (gross mark-to-market as of year-end 2013, before AQR adjustment and before PP&A) for this asset class.

D .I	Adjustments on CET1 before offsetting impact	Amount of adjustments resulting from: - CVA Challenger model (D11). - the different components of the fair value exposures review (D13-D19), as well as the fair value review as a whole (D12) .

D10	Additional information on portfolios with largest adjustments accounting for (at least) 30% of total banking book AQR adjustment:

This breakdown is omitted where the overall AQR impact (B2) is less than 10 basis points CET1 and single rows are omitted where they have an impact of less than 1 basis point CET1. Note this adjustment is already reflected in the asset class break down of D1 to D9 and displayed here only on a more granular level.

D11	CVA

Adjustments resulting from CVA challenger model.

CVA see Article 383 CRR

CVA, calculated as the market loss-given-default multiplied by the sum of expected losses at each point in time. The expected loss at each point in time i is calculated as the product of the PD factor at that point in time and the Exposure factor at that point in time

D12	Adjustments to fair value assets in the banking and trading book	Split of the aggregated adjustment from the fair value review, excluding the adjustment to CVA (D11)
D13	Non derivative exposures review	This includes changes in scope of exposure following PP&A. Note this includes accrual accounted real estate positions and portfolios accounted at cost.

D20	Sum of D.F1, D.I 11 and D.I 12	Gross amount of the aggregated CET1 adjustment based on the AQR before offsetting impact of asset protection, insurance and tax (negative number).

D21	Offsetting impact due to risk protection	Aggregated estimated impact of asset protection schemes (e.g. portfolio guarantees) and insurance effects that may apply toapplicable portfolios (positive number).

D22	Offsetting tax impact	The offsetting tax impact includes the assumed creation of DTAs, which accounts for limitations imposed by accounting rules. Appropriate CRRIV DTA deductions are made for any tax offsets.

D23	Net total impact of AQR results on CET1

Net amount of the aggregated CET1 adjustment based on the AQR after offsetting impact of risk protection and tax (negative number). Sums the impact from D20, D21, D22, and incorporates the effect of changing RWA.

E. Matrix Breakdown of Asset Quality Indicators

• The asset quality indicators are based on EBA’s simplified definition of NPE.

• All parties involved made significant efforts to increase the degree of harmonisation of the NPE definition and its application.

• While the application of this definition constitutes a very important leap forward in terms of harmonisation across the euro area banking sector, the degree of harmonisation reached is not completely perfect due to factors such as different materiality thresholds across Member States. However, a solid basis of consistency has been implemented for the comprehensive assessment, implying a very significant improvement in comparability across banks from different jurisdictions.

•The figures presented should not be understood as accounting figures.

E .A	unadjusted NPE Level year end 2013	Total NPE for all portfolios in-scope for detailed review during the AQR. Expressed as a percentage of Total Exposure for these portfolios

E .B	Changes due to the single credit file review	Exposure re-classified from performing to non-performing according to the CFR classification review.

E .C	Changes due to the projection of findings	Exposure re-classified from performing to non-performing according to the projection of findings.

E .D	AQR - adjusted NPE level

Numerator:

Exposure (book value plus CCF-weighted off-balance exposure) reported by the bank as non- performing according to the simplified NPE definition (see AQR Phase 2 Manual Section 2.4.4. and explanation for A10 above) at year end 2013 +

Exposure re-classified from performing to non-performing according to the CFR classification review and projection of findings.

Denominator: total exposure (performing and non-performing). Same exposure definition as above.

E .E	unadjusted coverage ratio of non-performing exposure, year end 2013	Specific provisions divided by non-performing exposure for portfolios in-scope for detailed review in the AQR. NB: The NPE used is that set of of exposures which were originally marked as NPE pre-AQR.
E .F	Changes due to the single credit file review	Amount of adjustments to provisions based on single credit file review.

E .G	Changes due to the projection of findings	Amount of adjustments to provisions based on the projection of findings of the credit file review to the wider portfolio.

E .H	Changes due to the collective provisioning review on non-performing exposures

Amount of adjustments to collective provisions as determined based on the challenger model in cases where the bank’s collective provisioning model is found to be out of line with the standards expressed in the AQR Manual.

E .I	AQR - adjusted ratio of provisions on NPE to NPE	Coverage ratio adjusted for AQR findings.
E.J	Coverage ratio for exposures newly classified as NPE during the AQR	Additional provisions specified for exposure newly classified as non-performing during the AQR

F. LEVERAGE RATIO IMPACT OF THE COMPREHENSIVE ASSESSMENT

F1	Leverage Ratio at year end 2013	See A9 above

F2	Aggregated adjustments due to the outcome of the AQR	Adjustments to the leverage ratio based on all quantitative AQR adjustments affecting its components

F3	AQR adjusted Leverage Ratio	Leverage ratio as at December 2013, incorporating all quantitative AQR adjustments to capital. Leverage ratio definition based on CRR Article 429 as of September 2014

2014 EU-wide Stress Test

Bank Name	ES - Banco Bilbao Vizcaya Argentaria, S.A.
LEI Code	K8MS7FD7N5Z2WQ51AZ71

2014 EU-wide Stress Test
Summary Adverse Scenario

ES - Banco Bilbao Vizcaya Argentaria, S.A.

Actual figures as of 31 December 2013	mln EUR, %
Operating profit before impairments	9,266
Impairment losses on financial and non-financial assets in the banking book	7,748
Common Equity Tier 1 capital (1)	36,383
Total Risk Exposure (1)	345,041
Common Equity Tier 1 ratio, % (1)	10.5%

Outcome of the adverse scenario as of 31 December 2016	mln EUR, %
3 yr cumulative operating profit before impairments	17,981
3 yr cumulative impairment losses on financial and non-financial assets in the banking book	15,880
3 yr cumulative losses from the stress in the trading book	2,079
Valuation losses due to sovereign shock after tax and prudential filters	736
Common Equity Tier 1 capital (1)	34,196
Total Risk Exposure (1)	381,341
Common Equity Tier 1 ratio, % (1)	9.0%

Memorandum items	mln EUR
Common EU wide CET1 Threshold (5.5%)	20,974
Total amount of instruments with mandatory conversion into ordinary shares upon a fixed date in the 2014 -2016 period (cumulative conversions) (2)	0
Total Additional Tier 1 and Tier 2 instruments eligible as regulatory capital under the CRR provisions that convert into Common Equity Tier 1 or are written down upon a trigger event (3)	0
Of which: eligible instruments whose trigger is above CET1 capital ratio in the adverse scenario (3)	0

(1) According to CRR/CRD4 definition transitional arrangements as per reporting date. Figures as of 31/12/2013 computed as of first day of application: 01/01/2014.

(2) Conversions not considered for CET1 computation

(3) Excluding instruments with mandatory conversion into ordinary shares upon a fixed date in the 2014 -2016 period

2014 EU-wide Stress Test
Summary Baseline Scenario

ES - Banco Bilbao Vizcaya Argentaria, S.A.

Actual figures as of 31 December 2013	mln EUR, %
Operating profit before impairments	9,266
Impairment losses on financial and non-financial assets in the banking book	7,748
Common Equity Tier 1 capital (1)	36,383
Total Risk Exposure (1)	345,041
Common Equity Tier 1 ratio, % (1)	10.5%

Outcome of the baseline scenario as of 31 December 2016	mln EUR, %
3 yr cumulative operating profit before impairments	20,065
3 yr cumulative impairment losses on financial and non-financial assets in the banking book	11,004
3 yr cumulative losses from the stress in the trading book	1,630
Common Equity Tier 1 capital (1)	38,028
Total Risk Exposure (1)	358,592
Common Equity Tier 1 ratio, % (1)	10.6%

Memorandum items	mln EUR
Common EU wide CET1 Threshold (8.0%)	28,687

(1) According to CRR/CRD4 definition transitional arrangements as per reporting date. Figures as of 31/12/2013 computed as of first day of application: 01/01/2014.

2014 EU-wide Stress Test Credit Risk

		LTV % (as of 31/12/2013)	Exposure values (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
ES - Banco Bilbao Vizcaya Argentaria, S.A.	Central banks and central governments		0	0	3,077	37	96,387	125
	Institutions		0	0	85,346	212	18,750	86
	Corporates		0	0	79,189	10,455	69,552	2,551
	Corporates - Of Which: Specialised Lending		0	0	11,722	468	0	0
	Corporates - Of Which: SME		0	0	9,470	6,340	19,005	2,101
	Retail		0	0	83,013	4,696	93,552	5,657
	Retail - Secured on real estate property	63.1%	0	0	68,364	4,106	50,180	2,889
	Retail - Secured on real estate property - Of	70.8%	0	0	1,013	225	6,140	1,879
	Retail - Secured on real estate property - Of	62.5%	0	0	67,352	3,881	44,040	1,010
	Retail - Qualifying Revolving		0	0	9,101	172	6,082	105
	Retail - Other Retail		0	0	5,547	418	37,290	2,663
	Retail - Other Retail - Of Which: SME		0	0	0	0	11,903	1,696
	Retail - Other Retail - Of Which: non-SME		0	0	5,547	418	25,386	967
	Equity		8,443	0	375	0	0	0
	Securitisation		0	0	910	0	4,783	0
	Other non-credit obligation assets		0	0	0	0	27,139	256
	TOTAL		8,443	0	251,911	15,400	310,164	8,675
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

		LTV % (as of 31/12/2013)	Risk exposure amounts (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
ES - Banco Bilbao Vizcaya Argentaria, S.A.	Central banks and central governments		0	0	178	36	20,666	122
	Institutions		0	0	13,441	167	5,679	94
	Corporates		0	0	48,140	7,084	66,706	2,509
	Corporates - Of Which: Specialised Lending		0	0	11,167	0	0	0
	Corporates - Of Which: SME		0	0	9,097	4,453	18,228	2,035
	Retail		0	0	20,129	3,269	50,159	6,125
	Retail - Secured on real estate property	63.1%	0	0	9,621	3,015	19,010	3,574
	Retail - Secured on real estate property - Of	70.8%	0	0	315	173	2,668	2,466
	Retail - Secured on real estate property - Of	62.5%	0	0	9,306	2,842	16,342	1,108
	Retail - Qualifying Revolving		0	0	7,540	110	4,598	102
	Retail - Other Retail		0	0	2,968	144	26,552	2,450
	Retail - Other Retail - Of Which: SME		0	0	0	0	8,327	1,650
	Retail - Other Retail - Of Which: non-SME		0	0	2,968	144	18,225	800
	Equity		12,147	0	1,338	0	0	0
	Securitisation		0	0	1,189	0	1,726	0
	Other non-credit obligation assets		0	0	0	0	28,037	245
	TOTAL		12,147	0	84,414	10,556	172,973	9,096
	Securitisation and re-securitisations positions deducted from capital *

		LTV % (as of 31/12/2013)	Value adjustments and provisions (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
ES - Banco Bilbao Vizcaya Argentaria, S.A.	Central banks and central governments		0	0	2	0	77	18
	Institutions		0	0	42	34	26	34
	Corporates		0	0	550	6,167	1,225	928
	Corporates - Of Which: Specialised Lending		0	0	35	265	11	0
	Corporates - Of Which: SME		0	0	212	3,580	515	419
	Retail		0	0	489	1,077	1,572	3,398
	Retail - Secured on real estate property	63.1%	0	0	82	594	746	1,383
	Retail - Secured on real estate property - Of	70.8%	0	0	2	41	72	467
	Retail - Secured on real estate property - Of	62.5%	0	0	80	553	674	917
	Retail - Qualifying Revolving		0	0	365	167	87	97
	Retail - Other Retail		0	0	41	316	739	1,917
	Retail - Other Retail - Of Which: SME		0	0	0	0	200	1,009
	Retail - Other Retail - Of Which: non-SME		0	0	41	316	539	908
	Equity		0	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	70	75
	TOTAL		0	0	1,083	7,279	2,970	4,453
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

 (*) Refers to the part of Securitization exposure that is deducted from capital and is not included in RWA

Baseline Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
0.14%	113	29.50%	0.14%	158	32.39%	0.14%	203	34.02%
0.05%	267	31.26%	0.03%	301	27.89%	0.02%	318	26.07%
0.44%	10,991	55.05%	0.40%	11,601	53.26%	0.35%	12,127	51.93%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
1.10%	11,626	51.98%	0.95%	13,271	50.36%	0.87%	14,748	49.22%
0.28%	5,011	41.76%	0.20%	5,255	39.18%	0.18%	5,475	37.23%
0.62%	1,765	62.94%	0.56%	1,806	61.93%	0.55%	1,845	61.07%
0.26%	3,245	34.04%	0.18%	3,449	31.75%	0.16%	3,631	30.07%
4.46%	1,453	68.76%	3.86%	2,007	66.69%	3.54%	2,482	65.64%
2.20%	5,162	63.29%	2.06%	6,009	60.53%	1.99%	6,790	58.78%
1.93%	2,198	62.07%	1.72%	2,394	59.71%	1.60%	2,569	58.07%
2.30%	2,964	64.37%	2.20%	3,616	61.14%	2.14%	4,221	59.24%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.58%	22,996	52.84%	0.49%	25,331	50.99%	0.44%	27,395	49.71%

Adverse Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
0.73%	314	37.65%	0.76%	554	38.67%	0.75%	786	39.06%
0.10%	313	27.61%	0.15%	476	23.57%	0.07%	551	22.33%
0.63%	11,279	55.14%	0.81%	12,548	52.99%	0.70%	13,576	51.73%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
1.45%	12,238	53.04%	1.59%	15,085	51.76%	1.28%	17,225	50.52%
0.46%	5,228	42.24%	0.55%	5,929	39.67%	0.41%	6,413	37.64%
0.91%	1,786	63.01%	1.25%	1,892	62.20%	1.06%	1,965	61.17%
0.43%	3,442	34.96%	0.51%	4,037	33.09%	0.37%	4,448	31.50%
5.15%	1,559	70.59%	5.05%	2,290	68.89%	4.05%	2,817	67.48%
2.87%	5,451	64.88%	3.37%	6,866	63.08%	2.95%	7,995	61.68%
2.55%	2,272	63.12%	3.17%	2,630	60.98%	2.47%	2,892	59.73%
2.99%	3,180	66.38%	3.44%	4,236	64.56%	3.14%	5,103	62.89%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.82%	24,145	53.07%	0.93%	28,663	50.90%	0.76%	32,137	49.54%

		LTV % (as of 31/12/2013)	Exposure values (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Spain	Central banks and central governments		0	0	413	0	47,909	55
	Institutions		0	0	41,817	204	7,506	57
	Corporates		0	0	48,181	10,033	8,814	2,116
	Corporates - Of Which: Specialised Lending		0	0	4,631	162	0	0
	Corporates - Of Which: SME		0	0	9,312	6,336	3,341	1,889
	Retail		0	0	75,187	4,528	24,442	4,215
	Retail - Secured on real estate property	63.1%	0	0	67,912	4,089	14,966	2,360
	Retail - Secured on real estate property - Of	70.8%	0	0	993	224	2,803	1,818
	Retail - Secured on real estate property - Of	62.5%	0	0	66,918	3,865	12,163	543
	Retail - Qualifying Revolving		0	0	1,740	21	758	61
	Retail - Other Retail		0	0	5,534	418	8,717	1,793
	Retail - Other Retail - Of Which: SME		0	0	0	0	4,317	1,445
	Retail - Other Retail - Of Which: non-SME		0	0	5,534	418	4,400	348
	Equity		4,738	0	375	0	0	0
	Securitisation		0	0	910	0	229	0
	Other non-credit obligation assets		0	0	0	0	10,441	230
	TOTAL		4,738	0	166,883	14,765	99,340	6,673
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

		LTV % (as of 31/12/2013)	Risk exposure amounts (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Spain	Central banks and central governments		0	0	15	0	3,070	60
	Institutions		0	0	7,986	167	1,347	62
	Corporates		0	0	30,951	7,015	8,646	2,097
	Corporates - Of Which: Specialised Lending		0	0	4,328	0	0	0
	Corporates - Of Which: SME		0	0	8,947	4,450	3,339	1,851
	Retail		0	0	12,595	3,155	11,104	4,953
	Retail - Secured on real estate property	63.1%	0	0	9,431	3,002	5,376	3,103
	Retail - Secured on real estate property - Of	70.8%	0	0	292	173	1,007	2,402
	Retail - Secured on real estate property - Of	62.5%	0	0	9,139	2,829	4,368	701
	Retail - Qualifying Revolving		0	0	200	9	569	57
	Retail - Other Retail		0	0	2,964	144	5,159	1,793
	Retail - Other Retail - Of Which: SME		0	0	0	0	2,641	1,445
	Retail - Other Retail - Of Which: non-SME		0	0	2,964	144	2,517	348
	Equity		6,261	0	1,338	0	0	0
	Securitisation		0	0	1,189	0	637	0
	Other non-credit obligation assets		0	0	0	0	6,909	221
	TOTAL		6,261	0	54,074	10,337	31,713	7,394
	Securitisation and re-securitisations positions deducted from capital *

		LTV % (as of 31/12/2013)	Value adjustments and provisions (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Spain	Central banks and central governments		0	0	1	0	10	0
	Institutions		0	0	32	26	6	7
	Corporates		0	0	494	5,936	366	476
	Corporates - Of Which: Specialised Lending		0	0	16	106	0	0
	Corporates - Of Which: SME		0	0	212	3,579	309	227
	Retail		0	0	126	922	289	2,079
	Retail - Secured on real estate property	63.1%	0	0	82	591	228	819
	Retail - Secured on real estate property - Of	70.8%	0	0	2	41	4	397
	Retail - Secured on real estate property - Of	62.5%	0	0	79	550	223	422
	Retail - Qualifying Revolving		0	0	3	16	1	40
	Retail - Other Retail		0	0	41	316	60	1,220
	Retail - Other Retail - Of Which: SME		0	0	0	0	7	751
	Retail - Other Retail - Of Which: non-SME		0	0	41	316	53	469
	Equity		0	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	17
	TOTAL		0	0	652	6,885	670	2,580
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

 (*) Refers to the part of Securitization exposure that is deducted from capital and is not included in RWA

Baseline Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
0.20%	70	40.00%	0.20%	113	40.00%	0.20%	157	40.00%
0.08%	188	31.58%	0.05%	212	29.24%	0.01%	218	28.78%
0.52%	8,927	55.68%	0.42%	9,175	54.56%	0.32%	9,357	53.82%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
0.38%	6,332	48.66%	0.29%	6,623	46.90%	0.24%	6,857	45.57%
0.19%	3,724	42.77%	0.13%	3,829	40.98%	0.10%	3,913	39.61%
0.15%	1,571	63.27%	0.11%	1,575	62.72%	0.08%	1,578	62.26%
0.19%	2,153	33.62%	0.13%	2,254	32.09%	0.10%	2,335	30.96%
0.60%	100	59.61%	0.50%	112	56.38%	0.45%	123	54.08%
1.48%	2,507	60.20%	1.26%	2,681	58.16%	1.04%	2,821	56.66%
1.82%	1,489	62.11%	1.60%	1,555	60.48%	1.14%	1,600	59.39%
1.33%	1,018	57.25%	1.11%	1,126	54.88%	1.00%	1,221	53.11%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.33%	15,517	51.98%	0.26%	16,123	50.40%	0.20%	16,589	49.31%

Adverse Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
1.06%	261	40.00%	1.06%	489	40.00%	1.06%	711	40.00%
0.17%	232	27.88%	0.28%	367	24.01%	0.11%	418	23.38%
0.85%	9,122	55.77%	0.99%	9,697	54.44%	0.65%	10,060	53.66%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
0.71%	6,661	49.52%	0.78%	7,427	48.08%	0.57%	7,973	46.97%
0.38%	3,885	43.17%	0.42%	4,230	41.24%	0.27%	4,452	39.80%
0.37%	1,579	63.25%	0.45%	1,596	62.51%	0.31%	1,608	61.95%
0.38%	2,306	34.60%	0.42%	2,634	33.52%	0.27%	2,844	32.53%
1.03%	111	61.94%	1.03%	136	60.18%	0.86%	157	58.78%
2.58%	2,665	61.94%	2.89%	3,060	61.18%	2.35%	3,365	60.41%
2.88%	1,535	63.33%	3.56%	1,681	62.66%	2.84%	1,790	62.00%
2.45%	1,130	59.92%	2.61%	1,380	59.32%	2.14%	1,575	58.57%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.65%	16,276	51.94%	0.73%	17,980	49.83%	0.52%	19,163	48.66%

		LTV % (as of 31/12/2013)	Exposure values (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Mexico	Central banks and central governments		0	0	347	0	17,682	0
	Institutions		0	0	185	0	2,210	0
	Corporates		0	0	569	0	11,708	88
	Corporates - Of Which: Specialised Lending		0	0	23	0	0	0
	Corporates - Of Which: SME		0	0	31	0	3,903	71
	Retail		0	0	7,359	151	15,586	834
	Retail - Secured on real estate property	0.0%	0	0	7	0	9,106	268
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	569	20
	Retail - Secured on real estate property - Of	0.0%	0	0	7	0	8,537	248
	Retail - Qualifying Revolving		0	0	7,351	151	7	0
	Retail - Other Retail		0	0	1	0	6,473	566
	Retail - Other Retail - Of Which: SME		0	0	0	0	1,613	119
	Retail - Other Retail - Of Which: non-SME		0	0	1	0	4,860	447
	Equity		1,116	0	0	0	0	0
	Securitisation		0	0	0	0	70	0
	Other non-credit obligation assets		0	0	0	0	6,292	0
	TOTAL		1,116	0	8,460	151	53,549	922
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

		LTV % (as of 31/12/2013)	Risk exposure amounts (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Mexico	Central banks and central governments		0	0	2	0	1,153	0
	Institutions		0	0	24	0	1,059	0
	Corporates		0	0	393	0	10,507	56
	Corporates - Of Which: Specialised Lending		0	0	21	0	0	0
	Corporates - Of Which: SME		0	0	47	0	3,502	44
	Retail		0	0	7,343	101	8,321	576
	Retail - Secured on real estate property	0.0%	0	0	4	0	3,462	224
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	336	17
	Retail - Secured on real estate property - Of	0.0%	0	0	4	0	3,126	207
	Retail - Qualifying Revolving		0	0	7,339	101	5	0
	Retail - Other Retail		0	0	0	0	4,854	352
	Retail - Other Retail - Of Which: SME		0	0	0	0	1,209	74
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	3,645	277
	Equity		1,353	0	0	0	0	0
	Securitisation		0	0	0	0	58	0
	Other non-credit obligation assets		0	0	0	0	2,519	0
	TOTAL		1,353	0	7,763	101	23,618	632
	Securitisation and re-securitisations positions deducted from capital *

		LTV % (as of 31/12/2013)	Value adjustments and provisions (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Mexico	Central banks and central governments		0	0	0	0	27	0
	Institutions		0	0	0	0	8	0
	Corporates		0	0	1	0	112	127
	Corporates - Of Which: Specialised Lending		0	0	0	0	11	0
	Corporates - Of Which: SME		0	0	0	0	47	102
	Retail		0	0	362	151	407	522
	Retail - Secured on real estate property	0.0%	0	0	0	0	201	291
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	14	10
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	187	281
	Retail - Qualifying Revolving		0	0	362	151	0	0
	Retail - Other Retail		0	0	0	0	206	231
	Retail - Other Retail - Of Which: SME		0	0	0	0	22	88
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	185	143
	Equity		0	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		0	0	363	151	554	649
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

 (*) Refers to the part of Securitization exposure that is deducted from capital and is not included in RWA

Baseline Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	100.00%	-	0	100.00%	-	0	100.00%
0.27%	15	20.00%	0.17%	19	20.00%	0.19%	24	20.00%
0.80%	340	41.40%	0.59%	410	38.54%	0.62%	483	37.20%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
4.00%	2,882	65.28%	3.23%	3,568	62.20%	3.08%	4,179	60.22%
1.26%	622	38.36%	0.90%	699	34.09%	0.94%	776	31.49%
4.02%	62	75.42%	2.86%	77	72.47%	3.01%	93	70.68%
1.08%	560	36.10%	0.77%	622	31.70%	0.80%	683	29.02%
7.37%	1,061	71.86%	6.24%	1,468	69.74%	5.80%	1,808	68.74%
4.00%	1,199	85.76%	3.29%	1,401	82.95%	3.34%	1,595	80.95%
3.10%	251	81.08%	2.49%	289	78.20%	2.56%	327	76.13%
4.30%	948	87.27%	3.56%	1,111	84.42%	3.60%	1,268	82.40%
0.00%	0	-	0.00%	0	-	0.00%	0	-

2.64%	3,237	61.49%	2.07%	3,997	58.40%	1.96%	4,686	56.43%

Adverse Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	100.00%	-	0	100.00%	-	0	100.00%
0.30%	16	20.00%	0.26%	22	20.00%	0.26%	28	20.00%
0.85%	346	40.96%	0.80%	443	38.22%	0.83%	540	37.39%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
4.52%	3,002	66.50%	4.10%	3,867	63.21%	3.55%	4,556	61.06%
1.53%	647	39.29%	1.44%	769	35.28%	1.46%	886	33.20%
4.74%	66	78.96%	4.12%	88	76.30%	3.98%	108	74.18%
1.32%	581	36.86%	1.27%	682	32.71%	1.29%	779	30.59%
8.33%	1,131	73.62%	7.77%	1,632	71.23%	6.25%	1,985	70.00%
4.38%	1,224	86.97%	3.95%	1,465	84.26%	3.81%	1,684	82.07%
3.57%	259	82.82%	3.22%	308	80.41%	3.10%	353	78.31%
4.65%	965	88.32%	4.19%	1,157	85.46%	4.05%	1,331	83.21%
0.00%	0	-	0.00%	0	-	0.00%	0	-

2.96%	3,364	62.43%	2.65%	4,331	59.07%	2.29%	5,124	56.97%

		LTV % (as of 31/12/2013)	Exposure values (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
United States	Central banks and central governments		0	0	591	0	6,172	66
	Institutions		0	0	1,770	0	2,456	28
	Corporates		0	0	4,056	12	23,973	91
	Corporates - Of Which: Specialised Lending		0	0	881	12	0	0
	Corporates - Of Which: SME		0	0	27	0	8,553	48
	Retail		0	0	16	0	15,554	204
	Retail - Secured on real estate property	0.0%	0	0	15	0	11,128	117
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	14	0	11,128	117
	Retail - Qualifying Revolving		0	0	1	0	549	13
	Retail - Other Retail		0	0	1	0	3,877	74
	Retail - Other Retail - Of Which: SME		0	0	0	0	1,441	73
	Retail - Other Retail - Of Which: non-SME		0	0	1	0	2,436	1
	Equity		99	0	0	0	0	0
	Securitisation		0	0	0	0	4,484	0
	Other non-credit obligation assets		0	0	0	0	2,290	0
	TOTAL		99	0	6,434	12	54,930	389
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

		LTV % (as of 31/12/2013)	Risk exposure amounts (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
United States	Central banks and central governments		0	0	1	0	991	58
	Institutions		0	0	781	0	413	31
	Corporates		0	0	2,757	0	22,804	95
	Corporates - Of Which: Specialised Lending		0	0	1,697	0	0	0
	Corporates - Of Which: SME		0	0	4	0	8,136	48
	Retail		0	0	3	0	7,783	174
	Retail - Secured on real estate property	0.0%	0	0	3	0	4,327	89
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	3	0	4,327	89
	Retail - Qualifying Revolving		0	0	0	0	549	13
	Retail - Other Retail		0	0	0	0	2,908	72
	Retail - Other Retail - Of Which: SME		0	0	0	0	1,081	71
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	1,827	1
	Equity		316	0	0	0	0	0
	Securitisation		0	0	0	0	1,031	0
	Other non-credit obligation assets		0	0	0	0	845	0
	TOTAL		316	0	3,542	0	33,868	357
	Securitisation and re-securitisations positions deducted from capital *

		LTV % (as of 31/12/2013)	Value adjustments and provisions (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
United States	Central banks and central governments		0	0	0	0	24	15
	Institutions		0	0	4	0	6	24
	Corporates		0	0	8	3	197	19
	Corporates - Of Which: Specialised Lending		0	0	5	3	0	0
	Corporates - Of Which: SME		0	0	0	0	66	5
	Retail		0	0	0	0	296	105
	Retail - Secured on real estate property	0.0%	0	0	0	0	66	66
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	66	66
	Retail - Qualifying Revolving		0	0	0	0	24	11
	Retail - Other Retail		0	0	0	0	206	28
	Retail - Other Retail - Of Which: SME		0	0	0	0	73	28
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	134	0
	Equity		0	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		0	0	12	3	522	163
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

 (*) Refers to the part of Securitization exposure that is deducted from capital and is not included in RWA

Baseline Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
0.00%	26	18.47%	0.00%	26	18.40%	0.00%	26	18.34%
0.02%	35	44.13%	0.01%	35	43.03%	0.01%	36	42.15%
0.14%	325	42.63%	0.10%	354	39.55%	0.09%	379	37.78%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
0.39%	467	35.25%	0.31%	515	37.35%	0.29%	559	38.61%
0.22%	156	30.99%	0.15%	173	32.20%	0.14%	188	32.88%
0.21%	0	34.14%	0.15%	0	35.51%	0.14%	0	36.15%
0.22%	156	30.99%	0.15%	173	32.20%	0.14%	188	32.88%
2.05%	50	63.64%	1.82%	60	63.91%	1.75%	69	64.00%
0.65%	261	35.38%	0.56%	282	38.09%	0.53%	302	39.61%
0.42%	107	29.72%	0.34%	112	30.62%	0.31%	116	31.26%
0.79%	154	50.61%	0.69%	170	50.32%	0.66%	186	50.11%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.20%	852	36.61%	0.15%	930	37.03%	0.14%	999	37.22%

Adverse Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
0.00%	26	18.40%	0.00%	26	18.34%	0.00%	26	18.27%
0.02%	35	43.78%	0.07%	39	39.90%	0.06%	41	37.05%
0.22%	347	47.06%	0.48%	487	42.68%	0.35%	582	39.66%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
0.49%	482	37.42%	0.83%	626	43.91%	0.68%	733	45.18%
0.30%	165	33.42%	0.63%	243	39.95%	0.48%	301	41.64%
0.27%	0	37.72%	0.57%	0	53.12%	0.45%	0	49.26%
0.30%	165	33.42%	0.63%	243	39.94%	0.48%	301	41.64%
2.25%	51	64.97%	3.02%	67	65.80%	2.76%	81	65.81%
0.77%	265	37.33%	1.11%	315	44.87%	0.96%	351	45.52%
0.53%	109	30.78%	0.87%	121	33.29%	0.72%	131	34.31%
0.91%	156	54.33%	1.25%	194	61.21%	1.11%	220	57.92%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.27%	890	39.27%	0.52%	1,177	41.91%	0.40%	1,383	41.34%

		LTV % (as of 31/12/2013)	Exposure values (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Venezuela	Central banks and central governments		0	0	58	0	10,829	0
	Institutions		0	0	3	0	727	0
	Corporates		0	0	15	0	3,732	52
	Corporates - Of Which: Specialised Lending		0	0	0	0	0	0
	Corporates - Of Which: SME		0	0	0	0	0	0
	Retail		0	0	15	0	6,819	87
	Retail - Secured on real estate property	0.0%	0	0	13	0	896	11
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	423	5
	Retail - Secured on real estate property - Of	0.0%	0	0	13	0	472	6
	Retail - Qualifying Revolving		0	0	1	0	1,417	18
	Retail - Other Retail		0	0	1	0	4,506	57
	Retail - Other Retail - Of Which: SME		0	0	0	0	299	4
	Retail - Other Retail - Of Which: non-SME		0	0	1	0	4,207	53
	Equity		63	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	916	6
	TOTAL		63	0	92	0	23,023	144
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

		LTV % (as of 31/12/2013)	Risk exposure amounts (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Venezuela	Central banks and central governments		0	0	0	0	10,772	0
	Institutions		0	0	1	0	379	0
	Corporates		0	0	6	0	3,678	52
	Corporates - Of Which: Specialised Lending		0	0	0	0	0	0
	Corporates - Of Which: SME		0	0	0	0	0	0
	Retail		0	0	5	0	4,845	85
	Retail - Secured on real estate property	0.0%	0	0	4	0	403	11
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	201	5
	Retail - Secured on real estate property - Of	0.0%	0	0	4	0	202	6
	Retail - Qualifying Revolving		0	0	0	0	1,062	18
	Retail - Other Retail		0	0	0	0	3,380	56
	Retail - Other Retail - Of Which: SME		0	0	0	0	224	4
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	3,155	52
	Equity		120	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	437	5
	TOTAL		120	0	12	0	20,111	142
	Securitisation and re-securitisations positions deducted from capital *

		LTV % (as of 31/12/2013)	Value adjustments and provisions (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Venezuela	Central banks and central governments		0	0	0	0	0	0
	Institutions		0	0	0	0	0	0
	Corporates		0	0	0	0	81	44
	Corporates - Of Which: Specialised Lending		0	0	0	0	0	0
	Corporates - Of Which: SME		0	0	0	0	0	0
	Retail		0	0	0	0	135	73
	Retail - Secured on real estate property	0.0%	0	0	0	0	18	10
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	9	5
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	9	5
	Retail - Qualifying Revolving		0	0	0	0	28	15
	Retail - Other Retail		0	0	0	0	89	48
	Retail - Other Retail - Of Which: SME		0	0	0	0	6	3
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	83	45
	Equity		0	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		0	0	0	0	216	116
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

 (*) Refers to the part of Securitization exposure that is deducted from capital and is not included in RWA

Baseline Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	-	-	0	-	-	0	-
0.00%	0	-	0.00%	0	20.00%	0.00%	0	20.00%
0.83%	184	58.93%	1.74%	248	49.75%	1.74%	309	46.66%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
2.39%	410	58.23%	3.39%	631	54.43%	3.31%	832	52.84%
0.71%	35	36.93%	1.49%	48	30.39%	1.47%	61	28.42%
1.13%	19	48.39%	2.39%	29	43.17%	2.35%	38	41.49%
0.34%	16	26.74%	0.71%	19	19.15%	0.70%	22	16.95%
3.09%	98	66.90%	4.28%	156	63.76%	4.17%	208	62.25%
2.51%	277	58.59%	3.50%	427	55.45%	3.43%	563	54.08%
1.37%	14	47.31%	2.04%	20	43.24%	2.02%	26	41.68%
2.59%	263	59.25%	3.61%	407	56.15%	3.53%	538	54.79%
0.00%	0	-	0.00%	0	-	0.00%	0	-

1.71%	594	58.42%	2.59%	879	53.17%	2.53%	1,140	51.16%

Adverse Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	-	-	0	-	-	0	-
0.00%	0	20.00%	0.00%	0	20.00%	0.00%	0	20.00%
1.16%	197	55.97%	2.87%	311	49.13%	2.87%	408	45.99%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
2.95%	448	58.90%	4.44%	738	54.41%	4.32%	991	52.52%
1.03%	38	35.15%	2.47%	63	31.19%	2.42%	82	28.84%
1.65%	22	47.39%	3.95%	41	46.99%	3.88%	55	43.89%
0.49%	17	24.30%	1.17%	22	17.33%	1.15%	27	15.66%
3.82%	108	68.82%	5.50%	182	64.69%	5.32%	246	62.84%
3.06%	302	59.60%	4.51%	493	55.84%	4.39%	663	54.29%
1.70%	15	47.17%	2.74%	23	42.89%	2.69%	30	41.36%
3.16%	287	60.33%	4.64%	470	56.60%	4.52%	633	55.06%
0.00%	0	-	0.00%	0	-	0.00%	0	-

2.15%	645	58.08%	3.59%	1,050	52.83%	3.49%	1,399	50.53%

		LTV % (as of 31/12/2013)	Exposure values (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Turkey	Central banks and central governments		0	0	121	0	4,756	0
	Institutions		0	0	39	0	1,098	0
	Corporates		0	0	53	0	6,244	30
	Corporates - Of Which: Specialised Lending		0	0	0	0	0	0
	Corporates - Of Which: SME		0	0	0	0	605	0
	Retail		0	0	0	0	5,185	48
	Retail - Secured on real estate property	0.0%	0	0	0	0	1,496	13
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	600	5
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	896	8
	Retail - Qualifying Revolving		0	0	0	0	1,266	10
	Retail - Other Retail		0	0	0	0	2,422	26
	Retail - Other Retail - Of Which: SME		0	0	0	0	891	13
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	1,531	13
	Equity		53	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	976	18
	TOTAL		53	0	214	0	18,258	95
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

		LTV % (as of 31/12/2013)	Risk exposure amounts (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Turkey	Central banks and central governments		0	0	2	0	957	0
	Institutions		0	0	13	0	256	0
	Corporates		0	0	27	0	6,240	32
	Corporates - Of Which: Specialised Lending		0	0	0	0	0	0
	Corporates - Of Which: SME		0	0	0	0	605	0
	Retail		0	0	0	0	3,403	54
	Retail - Secured on real estate property	0.0%	0	0	0	0	614	14
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	300	6
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	314	8
	Retail - Qualifying Revolving		0	0	0	0	973	11
	Retail - Other Retail		0	0	0	0	1,817	29
	Retail - Other Retail - Of Which: SME		0	0	0	0	668	14
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	1,148	14
	Equity		103	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	194	16
	TOTAL		103	0	42	0	11,052	102
	Securitisation and re-securitisations positions deducted from capital *

		LTV % (as of 31/12/2013)	Value adjustments and provisions (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Turkey	Central banks and central governments		0	0	0	0	0	0
	Institutions		0	0	0	0	0	0
	Corporates		0	0	0	0	53	68
	Corporates - Of Which: Specialised Lending		0	0	0	0	0	0
	Corporates - Of Which: SME		0	0	0	0	0	0
	Retail		0	0	0	0	85	108
	Retail - Secured on real estate property	0.0%	0	0	0	0	23	29
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	9	11
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	14	17
	Retail - Qualifying Revolving		0	0	0	0	17	22
	Retail - Other Retail		0	0	0	0	46	58
	Retail - Other Retail - Of Which: SME		0	0	0	0	23	29
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	23	29
	Equity		0	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		0	0	0	0	139	176
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

 (*) Refers to the part of Securitization exposure that is deducted from capital and is not included in RWA

Baseline Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	-	-	0	-	-	0	-
0.01%	0	1.00%	0.01%	0	1.05%	0.01%	0	1.03%
0.29%	155	62.94%	0.32%	175	52.98%	0.32%	195	47.70%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
0.80%	247	55.69%	0.81%	287	48.04%	0.78%	326	44.26%
0.15%	53	63.07%	0.17%	56	57.99%	0.16%	58	54.33%
0.15%	21	63.07%	0.17%	22	57.99%	0.16%	23	54.33%
0.15%	32	63.07%	0.17%	33	57.99%	0.16%	35	54.33%
0.50%	49	61.85%	0.52%	56	53.02%	0.52%	62	48.29%
1.35%	144	52.14%	1.38%	176	44.87%	1.33%	206	41.60%
0.17%	60	81.03%	0.19%	62	75.68%	0.18%	64	71.46%
2.04%	84	42.90%	2.11%	114	38.32%	2.10%	142	36.50%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.47%	402	56.88%	0.49%	463	48.08%	0.47%	521	43.68%

Adverse Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	-	-	0	-	-	0	-
0.01%	0	1.00%	0.01%	0	1.03%	0.01%	0	1.02%
0.45%	164	61.28%	0.48%	194	52.43%	0.46%	222	48.13%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
1.05%	260	56.83%	1.06%	313	50.24%	1.00%	362	47.11%
0.27%	55	63.34%	0.29%	60	59.07%	0.28%	64	56.25%
0.27%	22	63.34%	0.29%	24	59.07%	0.28%	26	56.25%
0.27%	33	63.34%	0.29%	36	59.07%	0.28%	38	56.25%
0.66%	51	62.32%	0.68%	59	54.42%	0.66%	68	50.36%
1.74%	154	53.71%	1.75%	194	47.46%	1.67%	231	44.73%
0.25%	61	80.17%	0.27%	63	74.56%	0.26%	66	70.43%
2.61%	93	45.58%	2.67%	131	41.83%	2.62%	165	40.36%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.65%	425	56.78%	0.67%	508	49.03%	0.63%	585	45.37%

2014 EU-wide Stress Test Credit Risk

		LTV % (as of 31/12/2013)	Exposure values (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Peru	Central banks and central governments		0	0	147	0	3,475	0
	Institutions		0	0	1	0	649	0
	Corporates		0	0	337	0	4,331	11
	Corporates - Of Which: Specialised Lending		0	0	181	0	0	0
	Corporates - Of Which: SME		0	0	0	0	1,544	1
	Retail		0	0	1	0	6,615	71
	Retail - Secured on real estate property	0.0%	0	0	1	0	2,697	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	535	0
	Retail - Secured on real estate property - Of	0.0%	0	0	1	0	2,162	0
	Retail - Qualifying Revolving		0	0	0	0	435	0
	Retail - Other Retail		0	0	0	0	3,483	71
	Retail - Other Retail - Of Which: SME		0	0	0	0	2,324	12
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	1,159	59
	Equity		14	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	1,004	0
	TOTAL		14	0	486	0	16,074	82
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

		LTV % (as of 31/12/2013)	Risk exposure amounts (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Peru	Central banks and central governments		0	0	14	0	1,148	0
	Institutions		0	0	0	0	309	0
	Corporates		0	0	180	0	4,328	11
	Corporates - Of Which: Specialised Lending		0	0	127	0	0	0
	Corporates - Of Which: SME		0	0	0	0	1,544	1
	Retail		0	0	0	0	4,078	71
	Retail - Secured on real estate property	0.0%	0	0	0	0	1,139	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	278	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	861	0
	Retail - Qualifying Revolving		0	0	0	0	326	0
	Retail - Other Retail		0	0	0	0	2,612	71
	Retail - Other Retail - Of Which: SME		0	0	0	0	1,743	12
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	869	59
	Equity		39	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	278	0
	TOTAL		39	0	195	0	10,142	82
	Securitisation and re-securitisations positions deducted from capital *

		LTV % (as of 31/12/2013)	Value adjustments and provisions (as of 31/12/2013))
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Peru	Central banks and central governments		0	0	0	0	6	0
	Institutions		0	0	0	0	5	0
	Corporates		0	0	0	0	86	25
	Corporates - Of Which: Specialised Lending		0	0	0	0	0	0
	Corporates - Of Which: SME		0	0	0	0	31	3
	Retail		0	0	0	0	165	155
	Retail - Secured on real estate property	0.0%	0	0	0	0	67	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	13	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	54	0
	Retail - Qualifying Revolving		0	0	0	0	11	0
	Retail - Other Retail		0	0	0	0	87	155
	Retail - Other Retail - Of Which: SME		0	0	0	0	58	27
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	29	129
	Equity		0	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		0	0	1	0	261	181
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

 (*) Refers to the part of Securitization exposure that is deducted from capital and is not included in RWA

Baseline Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	-	-	0	-	-	0	-
0.02%	5	20.00%	0.02%	5	20.00%	0.03%	5	20.00%
0.04%	115	58.62%	0.03%	117	52.00%	0.05%	119	45.43%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
1.74%	435	55.64%	1.54%	533	52.39%	1.73%	638	50.35%
0.18%	72	15.13%	0.14%	76	15.16%	0.19%	81	15.24%
0.58%	16	43.36%	0.45%	19	43.38%	0.62%	22	43.46%
0.08%	56	8.15%	0.06%	57	8.18%	0.09%	59	8.26%
4.63%	31	65.87%	4.22%	48	65.87%	4.74%	66	65.89%
2.59%	332	58.48%	2.35%	409	55.23%	2.66%	492	53.39%
2.52%	143	48.78%	2.29%	193	46.63%	2.59%	247	45.73%
2.72%	189	65.66%	2.46%	216	64.05%	2.80%	245	62.87%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.98%	555	55.86%	0.85%	655	52.30%	0.95%	763	49.94%

Adverse Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	-	-	0	-	-	0	-
0.05%	5	20.00%	0.21%	8	31.96%	0.03%	8	30.87%
0.10%	118	51.36%	0.32%	136	35.58%	0.06%	139	34.23%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
2.14%	462	53.67%	3.10%	676	49.18%	1.73%	775	48.38%
0.30%	75	15.50%	0.71%	106	21.68%	0.20%	111	20.75%
0.94%	18	43.71%	2.23%	37	61.06%	0.62%	40	58.40%
0.14%	57	8.51%	0.33%	69	11.93%	0.09%	71	11.43%
5.54%	35	65.97%	7.72%	72	73.84%	4.75%	89	72.02%
3.15%	352	57.69%	4.48%	497	53.60%	2.68%	575	52.55%
3.06%	156	48.32%	4.33%	249	45.96%	2.61%	299	45.51%
3.33%	196	65.36%	4.78%	248	63.02%	2.83%	276	62.24%
0.00%	0	-	0.00%	0	-	0.00%	0	-

1.23%	585	53.35%	1.82%	819	47.46%	0.93%	922	46.74%

		LTV % (as of 31/12/2013)	Exposure values (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Chile	Central banks and central governments		0	0	4	0	548	0
	Institutions		0	0	32	0	1,304	0
	Corporates		0	0	306	0	4,752	38
	Corporates - Of Which: Specialised Lending		0	0	51	0	0	0
	Corporates - Of Which: SME		0	0	0	0	938	5
	Retail		0	0	2	0	6,443	132
	Retail - Secured on real estate property	0.0%	0	0	2	0	3,885	91
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	552	13
	Retail - Secured on real estate property - Of	0.0%	0	0	2	0	3,333	78
	Retail - Qualifying Revolving		0	0	0	0	230	2
	Retail - Other Retail		0	0	0	0	2,327	40
	Retail - Other Retail - Of Which: SME		0	0	0	0	253	3
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	2,074	36
	Equity		66	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	1,083	0
	TOTAL		66	0	344	0	14,130	170
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

		LTV % (as of 31/12/2013)	Risk exposure amounts (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Chile	Central banks and central governments		0	0	0	0	122	0
	Institutions		0	0	23	0	475	0
	Corporates		0	0	158	0	4,535	42
	Corporates - Of Which: Specialised Lending		0	0	36	0	0	0
	Corporates - Of Which: SME		0	0	0	0	938	5
	Retail		0	0	1	0	3,536	147
	Retail - Secured on real estate property	0.0%	0	0	1	0	1,619	101
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	297	14
	Retail - Secured on real estate property - Of	0.0%	0	0	1	0	1,321	87
	Retail - Qualifying Revolving		0	0	0	0	172	2
	Retail - Other Retail		0	0	0	0	1,745	44
	Retail - Other Retail - Of Which: SME		0	0	0	0	190	4
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	1,556	40
	Equity		126	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	162	0
	TOTAL		126	0	181	0	8,830	189
	Securitisation and re-securitisations positions deducted from capital *

		LTV % (as of 31/12/2013)	Value adjustments and provisions (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Chile	Central banks and central governments		0	0	0	0	0	0
	Institutions		0	0	0	0	0	0
	Corporates		0	0	1	0	83	29
	Corporates - Of Which: Specialised Lending		0	0	0	0	0	0
	Corporates - Of Which: SME		0	0	0	0	22	4
	Retail		0	0	0	0	44	101
	Retail - Secured on real estate property	0.0%	0	0	0	0	44	70
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	11	10
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	33	60
	Retail - Qualifying Revolving		0	0	0	0	0	1
	Retail - Other Retail		0	0	0	0	0	30
	Retail - Other Retail - Of Which: SME		0	0	0	0	0	3
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	0	28
	Equity		0	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		0	0	1	0	128	130
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

 (*) Refers to the part of Securitization exposure that is deducted from capital and is not included in RWA

Baseline Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	-	-	0	-	-	0	-
0.33%	5	20.00%	0.26%	8	20.00%	0.23%	11	20.00%
1.28%	185	68.50%	1.00%	234	71.96%	0.91%	279	73.69%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
1.86%	270	41.50%	1.68%	373	41.14%	1.57%	465	40.99%
0.20%	122	29.74%	0.17%	128	24.87%	0.16%	134	22.12%
0.71%	25	37.63%	0.61%	28	35.95%	0.57%	31	35.04%
0.11%	97	28.44%	0.10%	100	23.04%	0.09%	103	19.98%
5.88%	15	58.35%	5.43%	26	58.87%	5.27%	36	59.07%
4.24%	133	51.95%	3.98%	218	52.84%	3.86%	295	53.25%
2.28%	8	32.11%	2.23%	14	31.47%	2.17%	18	31.27%
4.47%	124	54.21%	4.19%	204	55.34%	4.07%	276	55.84%
0.00%	0	-	0.00%	0	-	0.00%	0	-

1.46%	459	46.46%	1.25%	615	46.59%	1.15%	755	46.66%

Adverse Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	-	-	0	-	-	0	-
0.35%	5	20.00%	0.41%	11	21.66%	0.85%	22	20.83%
1.39%	190	70.21%	1.71%	276	76.17%	3.51%	447	79.76%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
2.18%	290	44.54%	2.53%	445	45.46%	3.33%	638	43.99%
0.28%	125	30.36%	0.40%	140	24.97%	0.76%	168	20.71%
1.09%	27	42.31%	1.62%	36	45.04%	3.07%	52	47.23%
0.15%	98	28.38%	0.20%	105	21.65%	0.38%	117	16.31%
6.01%	15	58.53%	6.40%	29	59.15%	8.19%	44	59.41%
4.98%	150	57.88%	5.90%	276	62.14%	7.66%	426	64.13%
3.29%	11	41.34%	4.39%	21	45.48%	5.67%	33	47.34%
5.18%	139	59.77%	6.09%	255	64.09%	7.91%	393	66.11%
0.00%	0	-	0.00%	0	-	0.00%	0	-

1.67%	486	49.16%	1.97%	733	51.06%	3.12%	1,108	51.33%

		LTV % (as of 31/12/2013)	Exposure values (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Colombia	Central banks and central governments		0	0	0	0	1,586	3
	Institutions		0	0	61	0	631	0
	Corporates		0	0	63	0	1,645	100
	Corporates - Of Which: Specialised Lending		0	0	0	0	0	0
	Corporates - Of Which: SME		0	0	0	0	83	67
	Retail		0	0	2	0	6,899	11
	Retail - Secured on real estate property	0.0%	0	0	1	0	2,916	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	391	0
	Retail - Secured on real estate property - Of	0.0%	0	0	1	0	2,526	0
	Retail - Qualifying Revolving		0	0	0	0	404	0
	Retail - Other Retail		0	0	1	0	3,579	11
	Retail - Other Retail - Of Which: SME		0	0	0	0	731	11
	Retail - Other Retail - Of Which: non-SME		0	0	1	0	2,848	0
	Equity		138	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	1,045	0
	TOTAL		138	0	125	0	11,805	114
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

		LTV % (as of 31/12/2013)	Risk exposure amounts (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Colombia	Central banks and central governments		0	0	0	0	3	3
	Institutions		0	0	16	0	410	0
	Corporates		0	0	26	0	1,645	102
	Corporates - Of Which: Specialised Lending		0	0	0	0	0	0
	Corporates - Of Which: SME		0	0	0	0	83	68
	Retail		0	0	0	0	4,071	11
	Retail - Secured on real estate property	0.0%	0	0	0	0	1,084	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	198	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	886	0
	Retail - Qualifying Revolving		0	0	0	0	303	0
	Retail - Other Retail		0	0	0	0	2,684	11
	Retail - Other Retail - Of Which: SME		0	0	0	0	548	11
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	2,136	0
	Equity		197	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	386	0
	TOTAL		197	0	43	0	6,513	116
	Securitisation and re-securitisations positions deducted from capital *

		LTV % (as of 31/12/2013)	Value adjustments and provisions (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Colombia	Central banks and central governments		0	0	0	0	6	2
	Institutions		0	0	0	0	0	0
	Corporates		0	0	0	0	172	73
	Corporates - Of Which: Specialised Lending		0	0	0	0	0	0
	Corporates - Of Which: SME		0	0	0	0	0	0
	Retail		0	0	0	0	54	8
	Retail - Secured on real estate property	0.0%	0	0	0	0	54	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	8	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	46	0
	Retail - Qualifying Revolving		0	0	0	0	0	0
	Retail - Other Retail		0	0	0	0	0	8
	Retail - Other Retail - Of Which: SME		0	0	0	0	0	8
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	0	0
	Equity		0	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		0	0	0	0	233	82
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

 (*) Refers to the part of Securitization exposure that is deducted from capital and is not included in RWA

Baseline Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	2	100.00%	-	2	100.00%	-	2	100.00%
0.15%	1	20.00%	0.17%	2	21.51%	0.18%	4	20.96%
0.85%	295	63.27%	0.95%	311	60.22%	1.01%	327	58.01%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
1.62%	180	43.88%	1.69%	294	42.83%	1.72%	403	42.18%
0.26%	61	16.42%	0.30%	71	17.48%	0.32%	80	17.22%
0.74%	11	43.86%	0.84%	14	46.41%	0.90%	18	45.55%
0.18%	51	12.18%	0.21%	57	13.01%	0.23%	62	12.85%
4.56%	18	57.40%	4.79%	36	57.42%	4.92%	53	57.47%
2.41%	100	48.63%	2.53%	187	47.52%	2.60%	270	47.10%
3.41%	39	51.92%	3.58%	63	48.54%	3.67%	86	47.25%
2.15%	61	46.74%	2.28%	124	47.02%	2.35%	184	47.02%
0.00%	0	-	0.00%	0	-	0.00%	0	-

1.35%	478	51.97%	1.42%	609	48.05%	1.44%	736	46.11%

Adverse Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	2	100.00%	-	2	100.00%	-	2	100.00%
0.15%	1	20.00%	0.59%	8	31.64%	0.33%	10	28.17%
0.95%	297	63.63%	2.55%	340	58.50%	1.55%	364	56.29%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
1.86%	196	48.27%	3.05%	464	52.46%	2.14%	595	48.48%
0.39%	65	22.82%	1.11%	120	32.41%	0.52%	133	27.68%
0.83%	11	46.51%	2.48%	27	68.88%	1.45%	32	61.35%
0.32%	54	19.15%	0.90%	92	26.78%	0.37%	101	22.47%
4.94%	20	61.00%	7.46%	55	70.46%	5.88%	75	66.63%
2.71%	111	52.86%	4.20%	289	58.31%	3.16%	387	54.68%
3.68%	41	53.81%	5.44%	78	49.84%	4.34%	103	48.25%
2.46%	70	52.31%	3.89%	211	62.19%	2.87%	283	57.48%
0.00%	0	-	0.00%	0	-	0.00%	0	-

1.54%	496	54.54%	2.73%	814	53.80%	1.85%	972	50.04%

		LTV % (as of 31/12/2013)	Exposure values (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
United Kingdom	Central banks and central governments		0	0	38	0	0	0
	Institutions		0	0	17,818	0	0	0
	Corporates		0	0	1,851	102	0	0
	Corporates - Of Which: Specialised Lending		0	0	805	89	0	0
	Corporates - Of Which: SME		0	0	4	0	0	0
	Retail		0	0	172	7	0	0
	Retail - Secured on real estate property	0.0%	0	0	169	7	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	4	0	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	164	7	0	0
	Retail - Qualifying Revolving		0	0	1	0	0	0
	Retail - Other Retail		0	0	2	0	0	0
	Retail - Other Retail - Of Which: SME		0	0	0	0	0	0
	Retail - Other Retail - Of Which: non-SME		0	0	2	0	0	0
	Equity		68	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		68	0	19,878	110	0	0
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

		LTV % (as of 31/12/2013)	Risk exposure amounts (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
United Kingdom	Central banks and central governments		0	0	1	0	0	0
	Institutions		0	0	1,147	0	0	0
	Corporates		0	0	954	13	0	0
	Corporates - Of Which: Specialised Lending		0	0	604	0	0	0
	Corporates - Of Which: SME		0	0	3	0	0	0
	Retail		0	0	65	6	0	0
	Retail - Secured on real estate property	0.0%	0	0	64	6	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	7	0	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	57	6	0	0
	Retail - Qualifying Revolving		0	0	0	0	0	0
	Retail - Other Retail		0	0	1	0	0	0
	Retail - Other Retail - Of Which: SME		0	0	0	0	0	0
	Retail - Other Retail - Of Which: non-SME		0	0	1	0	0	0
	Equity		241	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		241	0	2,167	19	0	0
	Securitisation and re-securitisations positions deducted from capital *

		LTV % (as of 31/12/2013)	Value adjustments and provisions (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
United Kingdom	Central banks and central governments		0	0	0	0	0	0
	Institutions		0	0	0	0	0	0
	Corporates		0	0	3	61	0	0
	Corporates - Of Which: Specialised Lending		0	0	1	56	0	0
	Corporates - Of Which: SME		0	0	0	0	0	0
	Retail		0	0	0	1	0	0
	Retail - Secured on real estate property	0.0%	0	0	0	1	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	1	0	0
	Retail - Qualifying Revolving		0	0	0	0	0	0
	Retail - Other Retail		0	0	0	0	0	0
	Retail - Other Retail - Of Which: SME		0	0	0	0	0	0
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	0	0
	Equity		0	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		0	0	3	63	0	0
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

 (*) Refers to the part of Securitization exposure that is deducted from capital and is not included in RWA

Baseline Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	-	-	0	-	-	0	-
0.00%	0	1.00%	0.00%	0	1.07%	0.00%	1	1.05%
1.04%	83	38.10%	1.04%	101	31.48%	1.00%	118	28.35%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
0.25%	2	15.83%	0.23%	2	14.21%	0.22%	3	13.29%
0.25%	2	15.68%	0.23%	2	14.08%	0.22%	3	13.17%
1.42%	0	8.22%	1.34%	0	8.22%	1.34%	0	8.22%
0.22%	2	16.21%	0.20%	2	14.64%	0.20%	3	13.70%
0.17%	0	63.08%	0.17%	0	61.72%	0.19%	0	60.67%
0.14%	0	52.21%	0.14%	0	44.28%	0.15%	0	39.43%
-	0	-	-	0	-	-	0	-
0.14%	0	52.21%	0.14%	0	44.28%	0.15%	0	39.43%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.10%	85	35.39%	0.09%	104	28.86%	0.09%	121	25.72%

Adverse Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	-	-	0	-	-	0	-
0.00%	0	1.00%	0.00%	1	1.20%	0.00%	1	1.12%
1.20%	86	39.48%	1.46%	111	32.40%	1.58%	137	29.16%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
0.65%	3	18.51%	0.91%	4	17.95%	1.12%	6	17.70%
0.66%	3	18.37%	0.92%	4	17.83%	1.13%	6	17.59%
3.28%	0	14.90%	4.09%	0	14.90%	4.67%	0	14.90%
0.58%	3	18.64%	0.85%	4	18.11%	1.07%	6	17.84%
0.35%	0	64.53%	0.57%	0	64.05%	0.74%	0	63.77%
0.27%	0	47.92%	0.43%	0	38.39%	0.55%	0	34.10%
-	0	-	-	0	-	-	0	-
0.27%	0	47.92%	0.43%	0	38.39%	0.55%	0	34.10%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.12%	89	35.56%	0.14%	117	28.28%	0.14%	144	25.07%

		LTV % (as of 31/12/2013)	Exposure values (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
France	Central banks and central governments		0	0	3	0	0	0
	Institutions		0	0	12,593	0	0	0
	Corporates		0	0	4,581	7	0	0
	Corporates - Of Which: Specialised Lending		0	0	1,442	0	0	0
	Corporates - Of Which: SME		0	0	89	4	0	0
	Retail		0	0	28	2	0	0
	Retail - Secured on real estate property	0.0%	0	0	26	2	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	1	0	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	25	2	0	0
	Retail - Qualifying Revolving		0	0	1	0	0	0
	Retail - Other Retail		0	0	1	0	0	0
	Retail - Other Retail - Of Which: SME		0	0	0	0	0	0
	Retail - Other Retail - Of Which: non-SME		0	0	1	0	0	0
	Equity		11	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		11	0	17,205	9	0	0
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

		LTV % (as of 31/12/2013)	Risk exposure amounts (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
France	Central banks and central governments		0	0	0	0	0	0
	Institutions		0	0	616	0	0	0
	Corporates		0	0	2,395	6	0	0
	Corporates - Of Which: Specialised Lending		0	0	1,066	0	0	0
	Corporates - Of Which: SME		0	0	90	2	0	0
	Retail		0	0	16	2	0	0
	Retail - Secured on real estate property	0.0%	0	0	15	1	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	2	0	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	13	1	0	0
	Retail - Qualifying Revolving		0	0	0	0	0	0
	Retail - Other Retail		0	0	0	0	0	0
	Retail - Other Retail - Of Which: SME		0	0	0	0	0	0
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	0	0
	Equity		43	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		43	0	3,027	7	0	0
	Securitisation and re-securitisations positions deducted from capital *

		LTV % (as of 31/12/2013)	Value adjustments and provisions (as of 31/12/2013)
			F-IRB		A-IRB		STA
	(mln EUR, %)		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
France	Central banks and central governments		0	0	0	0	0	0
	Institutions		0	0	0	0	0	0
	Corporates		0	0	5	3	0	0
	Corporates - Of Which: Specialised Lending		0	0	2	0	0	0
	Corporates - Of Which: SME		0	0	0	2	0	0
	Retail		0	0	0	0	0	0
	Retail - Secured on real estate property	0.0%	0	0	0	0	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	0	0
	Retail - Secured on real estate property - Of	0.0%	0	0	0	0	0	0
	Retail - Qualifying Revolving		0	0	0	0	0	0
	Retail - Other Retail		0	0	0	0	0	0
	Retail - Other Retail - Of Which: SME		0	0	0	0	0	0
	Retail - Other Retail - Of Which: non-SME		0	0	0	0	0	0
	Equity		0	0	0	0	0	0
	Securitisation		0	0	0	0	0	0
	Other non-credit obligation assets		0	0	0	0	0	0
	TOTAL		0	0	5	3	0	0
	Securitisation and re-securitisations positions deducted from capital *		0	0	0	0	0	0

 (*) Refers to the part of Securitization exposure that is deducted from capital and is not included in RWA

Baseline Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	-	-	0	-	-	0	-
0.00%	0	1.00%	0.00%	0	1.00%	0.00%	0	1.10%
0.45%	29	44.96%	0.45%	49	44.83%	0.60%	76	44.78%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
0.84%	1	23.65%	0.83%	1	23.05%	0.92%	1	22.71%
0.57%	1	21.02%	0.59%	1	19.95%	0.64%	1	19.29%
0.57%	0	16.84%	0.59%	0	16.84%	0.64%	0	16.84%
0.57%	1	21.09%	0.59%	1	20.03%	0.64%	1	19.37%
6.68%	0	56.33%	6.59%	0	55.64%	8.03%	0	55.37%
1.77%	0	44.74%	1.74%	0	39.65%	2.20%	0	36.38%
-	0	-	-	0	-	-	0	-
1.77%	0	44.74%	1.74%	0	39.65%	2.20%	0	36.38%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.12%	30	39.26%	0.12%	51	39.02%	0.16%	78	37.45%

Adverse Scenario
as of 31/12/2014			as of 31/12/2015			as of 31/12/2016
Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock
-	0	-	-	0	-	-	0	-
0.00%	0	1.00%	0.00%	0	1.09%	0.00%	1	1.06%
0.68%	40	50.89%	0.88%	86	56.11%	1.14%	137	54.21%
-	0	-	-	0	-	-	0	-
-	0	-	-	0	-	-	0	-
1.56%	1	29.27%	2.01%	1	31.39%	2.41%	2	32.28%
1.21%	1	26.44%	1.64%	1	28.31%	2.05%	2	29.30%
1.21%	0	31.86%	1.64%	0	35.96%	2.05%	0	34.31%
1.21%	1	26.34%	1.64%	1	28.10%	2.05%	2	29.13%
9.24%	0	63.96%	11.30%	0	63.49%	12.79%	0	63.34%
2.53%	0	44.93%	3.20%	0	39.76%	3.71%	0	37.24%
-	0	-	-	0	-	-	0	-
2.53%	0	44.93%	3.20%	0	39.76%	3.71%	0	37.24%
0.00%	0	-	0.00%	0	-	0.00%	0	-

0.19%	41	40.75%	0.24%	88	44.76%	0.30%	140	44.08%

2014 EU-wide Stress Test P&L

	31/12/2013	Baseline Scenario			Adverse Scenario
(mln EUR)		31/12/2014	31/12/2015	31/12/2016	31/12/2014	31/12/2015	31/12/2016

Net interest income	14,613	14,279	13,433	13,637	14,613	13,166	12,586

Net trading income		-171	155	318	-395	21	229

of which trading losses from stress scenarios		-815	-489	-326	-1,040	-624	-416

Other operating income	-699	-701	-763	-890	-704	-814	-949

Operating profit before impairments	9,266	6,994	6,414	6,657	6,907	5,785	5,289

Impairment of financial assets (-)	-6,705	-6,590	-2,342	-2,072	-7,752	-4,555	-3,534

Impairment of financial assets other than instruments designated at fair value through P&L (-)	-6,669	-6,590	-2,342	-2,072	-7,752	-4,555	-3,534

Impairment Financial assets designated at fair value through P&L (-)	-36	0	0	0	0	0	0

Impairment on non financial assets (-)	-1,043	0	0	0	-20	-12	-8

Operating profit after impairments from stress scenarios	1,518	403	4,072	4,585	-865	1,218	1,748

Other Income and expenses	544	930	926	928	930	926	928

Pre-Tax profit	2,061	1,334	4,998	5,513	65	2,144	2,676

Tax	244	-400	-1,499	-1,654	-20	-643	-803

Net income	2,305	933	3,499	3,859	46	1,501	1,873

Attributable to owners of the parent	1,552	295	3,001	3,365	-499	1,275	1,666

of which carried over to capital through retained earnings	819	200	1,703	1,614	-499	954	1,248

of which distributed as dividends	733	95	1,298	1,751	0	321	418

In the figures above, the original (official published) 2013 P&L figures may have been adjusted as part of the ECB Comprehensive Assessment join-up calculation.

2014 EU-wide Stress Test

RWA		Baseline Scenario			Adverse Scenario
(mln EUR)	as of 31/12/2013	as of 31/12/2014	as of 31/12/2015	as of 31/12/2016	as of 31/12/2014	as of 31/12/2015	as of 31/12/2016

Risk exposure amount for credit risk	289,273	298,807	300,763	302,290	307,697	318,167	321,186

Risk exposure amount Securitisation and re-securitisations	3,001	4,165	4,864	5,328	6,908	9,252	10,812

Risk exposure amount Other credit risk	286,271	294,641	295,900	296,962	300,789	308,915	310,374

Risk exposure amount for market risk	25,212	25,356	25,503	25,745	29,210	29,357	29,599

Risk exposure amount for operational risk	30,256	30,256	30,256	30,256	30,256	30,256	30,256

Transitional floors for Risk exposure amount	0	0	0	0	0	0	0

AQR adjustments (for SSM countries only)	300	300	300	300	300	300	300

Total Risk exposure amount	345,041	354,719	356,823	358,592	367,463	378,080	381,341

	2014 EU-wide Stress Test
	Securitisation		Baseline scenario			Adverse scenario
	(mln EUR)	as of 31/12/2013	31/12/2014	31/12/2015	31/12/2016	31/12/2014	31/12/2015	31/12/2016
Exposure values	Banking Book	5,619
	Trading Book (excl. correlation trading positions under CRM)	224
	Correlation Trading Portfolio (CRM)	0
	Total	5,844
Risk exposure values	Banking Book	2,915	4,019	4,681	5,121	6,658	8,905	10,400
	Trading Book (excl. correlation trading positions under CRM)	86	147	183	207	249	347	412
	Total	3,001	4,165	4,864	5,328	6,908	9,252	10,812
Impairments	Hold to Maturity portfolio	0	0	0	0	0	0	0
	Available for Sale portfolio	542	556	562	571	568	606	665
	Held for trading portfolio
	Total	542	556	562	571	568	606	665

2014 EU-wide Stress Test - Sovereign Exposure

	(mln EUR)	VALUES AS OF 31/12/2013
Residual Maturity	Country / Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross exposures (long) net of cash short positions of sovereign debt to other counterparties only where there is a maturity matching) (1)

			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Financial assets held for trading (2)
[ 0 - 3M [	Austria	2	0	2	0	0	2
[ 3M - 1Y [		1	0	1	0	0	1
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		6	0	6	4	0	1
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		7	0	1	0	0	1
[10Y - more		2	0	2	0	0	2
Tot		17	0	10	4	0	6
[ 0 - 3M [	Belgium	3	0	3	0	0	3
[ 3M - 1Y [		96	0	17	4	0	14
[ 1Y - 2Y [		115	0	108	19	0	89
[ 2Y - 3Y [		7	0	-47	0	0	-47
[3Y - 5Y [		44	0	37	15	0	22
[5Y - 10Y [		11	0	-80	0	0	-80
[10Y - more		52	33	44	0	0	11
Tot		327	33	82	38	0	11
[ 0 - 3M [	Bulgaria	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Cyprus	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Czech Republic	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Denmark	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Estonia	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Finland	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		1	0	1	0	0	1
[ 0 - 3M [	France	39	0	29	0	0	29
[ 3M - 1Y [		627	0	601	0	0	601
[ 1Y - 2Y [		154	0	154	0	0	154
[ 2Y - 3Y [		0	0	-220	0	0	-220
[3Y - 5Y [		10	0	-12	0	0	-12
[5Y - 10Y [		35	0	-6	0	0	-6
[10Y - more		10	0	-3	0	0	-3
Tot		874	0	543	0	0	543

	(mln EUR)	VALUES AS OF 31/12/2013				VALUES AS OF 31/12/2013
Residual Maturity	Country / Region	DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)				INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)
		Derivatives with positive fair value at 31/12/2013		Derivatives with negative fair value at 31/12/2013		Derivatives with positive fair value at 31/12/2013		Derivatives with negative fair value at 31/12/2013
		Notional value	Fair-value at 31/12/2013 (+)	Notional value	Fair-value at 31/12/2013 (-)	Notional value	Fair-value at 31/12/2013 (+)	Notional value	Fair-value at 31/12/2013 (-)
[ 0 - 3M [	Austria	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	3	0	4	0
[ 1Y - 2Y [		0	0	0	0	87	0	87	0
[ 2Y - 3Y [		0	0	0	0	15	0	7	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	104	0	98	0
[ 0 - 3M [	Belgium	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	1	0	1	0
[ 1Y - 2Y [		0	0	0	0	65	0	65	0
[ 2Y - 3Y [		0	0	0	0	22	0	22	0
[3Y - 5Y [		0	0	0	0	192	2	240	-1
[5Y - 10Y [		0	0	0	0	532	14	597	-7
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	811	17	924	-9
[ 0 - 3M [	Bulgaria	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Cyprus	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Czech Republic	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Denmark	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Estonia	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Finland	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	22	0	22	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	22	0	22	0
[ 0 - 3M [	France	0	0	0	0	47	0	44	0
[ 3M - 1Y [		0	0	0	0	12	0	13	0
[ 1Y - 2Y [		0	0	0	0	183	0	246	0
[ 2Y - 3Y [		0	0	0	0	1	0	3	0
[3Y - 5Y [		0	0	0	0	65	1	123	-1
[5Y - 10Y [		0	0	0	0	10	1	40	-1
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	318	2	468	-2

2014 EU-wide Stress Test - Sovereign Exposure

	(mln EUR)	VALUES AS OF 31/12/2013
Residual Maturity	Country / Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross exposures (long) net of cash short positions of sovereign debt to other counterparties only where there is a maturity matching) (1)

			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Financial assets held for trading (2)
[ 0 - 3M [	Germany	41	0	39	0	0	39
[ 3M - 1Y [		612	0	578	0	0	578
[ 1Y - 2Y [		6	0	-412	0	0	-412
[ 2Y - 3Y [		94	0	-30	0	0	-30
[3Y - 5Y [		42	0	-9	0	0	-9
[5Y - 10Y [		247	0	136	0	0	136
[10Y - more		22	0	21	0	0	21
Tot		1,064	0	322	0	0	322
[ 0 - 3M [	Croatia	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Greece	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Hungary	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		20	0	20	20	0	0
[3Y - 5Y [		6	0	6	6	0	0
[5Y - 10Y [		39	0	39	39	0	0
[10Y - more		0	0	0	0	0	0
Tot		65	0	65	65	0	0
[ 0 - 3M [	Iceland	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Ireland	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Italy	71	6	47	0	0	41
[ 3M - 1Y [		275	0	228	6	0	222
[ 1Y - 2Y [		495	4	220	359	0	-143
[ 2Y - 3Y [		1,121	4	1,019	1,117	0	-102
[3Y - 5Y [		495	0	454	426	0	29
[5Y - 10Y [		500	77	295	283	0	-64
[10Y - more		557	0	504	500	0	4
Tot		3,514	91	2,769	2,691	0	-13
[ 0 - 3M [	Latvia	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Liechtenstein	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0

	(mln EUR)	VALUES AS OF 31/12/2013				VALUES AS OF 31/12/2013
Residual Maturity	Country / Region	DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)				INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)
		Derivatives with positive fair value at 31/12/2013		Derivatives with negative fair value at 31/12/2013		Derivatives with positive fair value at 31/12/2013		Derivatives with negative fair value at 31/12/2013
		Notional value	Fair-value at 31/12/2013 (+)	Notional value	Fair-value at 31/12/2013 (-)	Notional value	Fair-value at 31/12/2013 (+)	Notional value	Fair-value at 31/12/2013 (-)
[ 0 - 3M [	Germany	0	0	0	0	163	0	163	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	131	0	131	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	219	0	255	-1
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	512	0	549	-1
[ 0 - 3M [	Croatia	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Greece	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Hungary	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	1	0	3	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	1	0	3	0
[ 0 - 3M [	Iceland	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Ireland	0	0	0	0	11	0	11	0
[ 3M - 1Y [		0	0	0	0	11	0	11	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	22	0	22	0
[ 0 - 3M [	Italy	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	8	0	7	0
[ 1Y - 2Y [		0	0	0	0	794	1	855	-1
[ 2Y - 3Y [		0	0	0	0	216	0	197	0
[3Y - 5Y [		0	0	0	0	194	2	245	-3
[5Y - 10Y [		0	0	0	0	325	15	392	-20
[10Y - more		0	0	0	0	21	1	54	-1
Tot		0	0	0	0	1,558	19	1,751	-25
[ 0 - 3M [	Latvia	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Liechtenstein	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0

2014 EU-wide Stress Test - Sovereign Exposure

	(mln EUR)	VALUES AS OF 31/12/2013
Residual Maturity	Country / Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross exposures (long) net of cash short positions of sovereign debt to other counterparties only where there is a maturity matching) (1)

			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Financial assets held for trading (2)
[ 0 - 3M [	Lithuania	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Luxembourg	0	0	-28	0	0	-28
[ 3M - 1Y [		0	0	-1	0	0	-1
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	-3	0	0	-3
[3Y - 5Y [		0	0	-19	0	0	-19
[5Y - 10Y [		0	0	-89	0	0	-89
[10Y - more		0	0	-62	0	0	-62
Tot		0	0	-203	0	0	-203
[ 0 - 3M [	Malta	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Netherlands	15	0	1	4	0	-3
[ 3M - 1Y [		1,046	0	1,012	0	0	1,012
[ 1Y - 2Y [		3	0	-105	0	0	-105
[ 2Y - 3Y [		61	0	23	0	0	23
[3Y - 5Y [		4	0	2	0	0	2
[5Y - 10Y [		11	0	6	2	0	3
[10Y - more		8	0	-6	0	0	-6
Tot		1,149	0	934	6	0	927
[ 0 - 3M [	Norway	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Poland	0	0	0	0	0	0
[ 3M - 1Y [		11	0	11	11	0	0
[ 1Y - 2Y [		4	0	4	4	0	0
[ 2Y - 3Y [		77	0	77	77	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		90	0	90	90	0	0
[10Y - more		4	0	4	4	0	0
Tot		187	0	187	187	0	0
[ 0 - 3M [	Portugal	0	0	0	0	0	0
[ 3M - 1Y [		320	302	320	0	0	18
[ 1Y - 2Y [		6	0	6	0	0	6
[ 2Y - 3Y [		7	0	2	0	0	2
[3Y - 5Y [		5	0	5	0	0	5
[5Y - 10Y [		41	0	40	19	0	21
[10Y - more		6	0	1	0	0	1
Tot		386	302	375	19	0	53
[ 0 - 3M [	Romania	1	0	1	1	0	0
[ 3M - 1Y [		3	3	0	0	0	0
[ 1Y - 2Y [		7	0	7	1	0	6
[ 2Y - 3Y [		16	0	16	0	0	16
[3Y - 5Y [		17	0	17	16	0	1
[5Y - 10Y [		40	1	39	39	0	0
[10Y - more		0	0	0	0	0	0
Tot		83	4	79	57	0	23
[ 0 - 3M [	Slovakia	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0

	(mln EUR)	VALUES AS OF 31/12/2013				VALUES AS OF 31/12/2013
Residual Maturity	Country / Region	DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)				INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)
		Derivatives with positive fair value at 31/12/2013		Derivatives with negative fair value at 31/12/2013		Derivatives with positive fair value at 31/12/2013		Derivatives with negative fair value at 31/12/2013
		Notional value	Fair-value at 31/12/2013 (+)	Notional value	Fair-value at 31/12/2013 (-)	Notional value	Fair-value at 31/12/2013 (+)	Notional value	Fair-value at 31/12/2013 (-)
[ 0 - 3M [	Lithuania	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Luxembourg	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Malta	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Netherlands	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	73	0	207	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	73	0	207	0
[ 0 - 3M [	Norway	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Poland	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Portugal	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	75	0	75	0
[ 1Y - 2Y [		0	0	0	0	33	0	33	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	75	3	75	-3
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	183	3	183	-3
[ 0 - 3M [	Romania	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Slovakia	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0

2014 EU-wide Stress Test - Sovereign Exposure

	(mln EUR)	VALUES AS OF 31/12/2013
Residual Maturity	Country / Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross exposures (long) net of cash short positions of sovereign debt to other counterparties only where there is a maturity matching) (1)

			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Financial assets held for trading (2)
[ 0 - 3M [	Slovenia	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Spain	6,431	5,627	6,431	45	0	759
[ 3M - 1Y [		5,384	3,407	5,169	801	0	961
[ 1Y - 2Y [		2,942	716	2,502	1,712	0	74
[ 2Y - 3Y [		6,850	974	6,772	5,679	0	118
[3Y - 5Y [		12,809	3,379	12,682	8,133	0	693
[5Y - 10Y [		11,741	4,015	11,737	5,469	0	1,467
[10Y - more		6,861	4,048	6,498	2,501	0	-51
Tot		53,019	22,165	51,791	24,339	0	4,022
[ 0 - 3M [	Sweden	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	United Kingdom	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Australia	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Canada	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		8	0	8	8	0	0
Tot		8	0	8	8	0	0
[ 0 - 3M [	Hong Kong	0	0	0	0	0	0
[ 3M - 1Y [		37	0	37	37	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		37	0	37	37	0	0
[ 0 - 3M [	Japan	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	U.S.	471	0	471	80	0	391
[ 3M - 1Y [		19	0	19	19	0	0
[ 1Y - 2Y [		2,204	2,059	2,197	141	0	-5
[ 2Y - 3Y [		19	0	11	19	0	-8
[3Y - 5Y [		87	0	47	20	0	-25
[5Y - 10Y [		352	0	338	155	0	21
[10Y - more		2,072	891	2,067	993	0	0
Tot		5,224	2,950	5,150	1,427	0	373

	(mln EUR)	VALUES AS OF 31/12/2013				VALUES AS OF 31/12/2013
Residual Maturity	Country / Region	DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)				INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)
		Derivatives with positive fair value at 31/12/2013		Derivatives with negative fair value at 31/12/2013		Derivatives with positive fair value at 31/12/2013		Derivatives with negative fair value at 31/12/2013
		Notional value	Fair-value at 31/12/2013 (+)	Notional value	Fair-value at 31/12/2013 (-)	Notional value	Fair-value at 31/12/2013 (+)	Notional value	Fair-value at 31/12/2013 (-)
[ 0 - 3M [	Slovenia	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Spain	202	9	600	-1	0	0	0	0
[ 3M - 1Y [		231	2	71	-2	0	0	0	0
[ 1Y - 2Y [		825	17	550	-5	0	0	0	0
[ 2Y - 3Y [		271	8	44	-3	0	0	0	0
[3Y - 5Y [		420	24	20	0	0	0	0	0
[5Y - 10Y [		904	76	512	-29	0	0	0	0
[10Y - more		966	170	75	-8	173	0	48	-25
Tot		3,819	306	1,872	-48	173	0	48	-25
[ 0 - 3M [	Sweden	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	United Kingdom	0	0	0	0	0	0	0	0
[ 3M - 1Y [		9	9	41	-22	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	73	0	92	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	199	4	197	-1
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		9	9	41	-22	272	4	289	-1
[ 0 - 3M [	Australia	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	28	0	55	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	80	2	78	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	107	2	133	0
[ 0 - 3M [	Canada	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Hong Kong	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Japan	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	20	0	39	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	39	1	38	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	59	1	77	0
[ 0 - 3M [	U.S.	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		20	1	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		31	2	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		52	2	0	0	0	0	0	0

2014 EU-wide Stress Test - Sovereign Exposure

	(mln EUR)	VALUES AS OF 31/12/2013
Residual Maturity	Country / Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)		NET DIRECT POSITIONS (gross exposures (long) net of cash short positions of sovereign debt to other counterparties only where there is a maturity matching) (1)

			of which: loans and advances		of which: AFS banking book	of which: FVO (designated at fair value through profit&loss) banking book	of which: Financial assets held for trading (2)
[ 0 - 3M [	China	0	0	0	0	0	0
[ 3M - 1Y [		7	0	7	0	0	7
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		7	0	7	0	0	7
[ 0 - 3M [	Switzerland	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Other advanced economies non EEA	0	0	0	0	0	0
[ 3M - 1Y [		27	0	27	3	0	24
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		27	0	27	3	0	24
[ 0 - 3M [	Other Central and eastern Europe countries non EEA	67	0	67	66	0	1
[ 3M - 1Y [		561	0	561	554	0	7
[ 1Y - 2Y [		271	0	271	270	0	1
[ 2Y - 3Y [		297	0	297	296	0	1
[3Y - 5Y [		384	0	384	384	0	1
[5Y - 10Y [		1,125	0	1,125	1,124	0	2
[10Y - more		53	0	53	52	0	1
Tot		2,758	0	2,758	2,745	0	13
[ 0 - 3M [	Middle East	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Latin America and the Caribbean	556	0	540	129	0	412
[ 3M - 1Y [		4,361	0	4,118	1,555	0	2,564
[ 1Y - 2Y [		3,269	421	3,187	1,541	0	764
[ 2Y - 3Y [		3,282	0	3,219	608	0	2,595
[3Y - 5Y [		5,526	54	5,155	2,973	0	2,128
[5Y - 10Y [		5,152	0	4,858	1,712	0	2,112
[10Y - more		7,473	5,867	6,448	236	0	345
Tot		29,619	6,342	27,525	8,754	0	10,919
[ 0 - 3M [	Africa	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0
Tot		0	0	0	0	0	0
[ 0 - 3M [	Others	328	0	328	0	0	328
[ 3M - 1Y [		35	0	35	0	0	35
[ 1Y - 2Y [		31	9	21	0	0	12
[ 2Y - 3Y [		36	0	11	0	0	11
[3Y - 5Y [		59	19	57	3	0	35
[5Y - 10Y [		130	0	121	2	0	119
[10Y - more		145	76	107	2	0	29
Tot		763	104	680	7	0	569

	(mln EUR)	VALUES AS OF 31/12/2013				VALUES AS OF 31/12/2013
Residual Maturity	Country / Region	DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)				INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)
		Derivatives with positive fair value at 31/12/2013		Derivatives with negative fair value at 31/12/2013		Derivatives with positive fair value at 31/12/2013		Derivatives with negative fair value at 31/12/2013
		Notional value	Fair-value at 31/12/2013 (+)	Notional value	Fair-value at 31/12/2013 (-)	Notional value	Fair-value at 31/12/2013 (+)	Notional value	Fair-value at 31/12/2013 (-)
[ 0 - 3M [	China	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	51	1	102	0
[ 2Y - 3Y [		0	0	0	0	44	0	44	0
[3Y - 5Y [		0	0	0	0	421	9	437	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	515	10	582	0
[ 0 - 3M [	Switzerland	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Other advanced economies non EEA	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	87	0	65	0
[3Y - 5Y [		0	0	0	0	87	0	87	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	174	1	152	-1
[ 0 - 3M [	Other Central and eastern Europe countries non EEA	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Middle East	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	45	1	62	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	45	1	62	0
[ 0 - 3M [	Latin America and the Caribbean	14	3	497	0	61	61	0	0
[ 3M - 1Y [		75	15	384	0	34	1	8	-9
[ 1Y - 2Y [		55	10	1,267	0	0	0	4	0
[ 2Y - 3Y [		55	8	692	-1	68	0	68	0
[3Y - 5Y [		115	12	19	0	58	0	61	0
[5Y - 10Y [		185	7	93	-2	7	0	4	0
[10Y - more		0	0	174	-10	0	0	0	0
Tot		499	55	3,128	-13	228	63	145	-9
[ 0 - 3M [	Africa	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0
[ 0 - 3M [	Others	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	1	0	2	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0
Tot		0	0	0	0	1	0	2	0

Notes and definitions

(1) The exposures reported cover only exposures to central, regional and local governments on immediate borrower basis, and do not include exposures to other counterparts with full or partial government guarantees

(2) The banks disclose the exposures in the “Financial assets held for trading” portfolio after offsetting the cash short positions having the same maturities.

(3) The exposures reported include the positions towards counterparts (other than sovereign) on sovereign credit risk (i.e. CDS, financial guarantees) booked in all the accounting portfolio (on-off balance sheet).

‘Irrespective of the denomination and or accounting classification of the positions the economic substance over the form must be used as a criteria for the identification of the exposures to be included in this column. This item does not include exposures to counterparts (other than sovereign) with full or partial government guarantees by central, regional and local governments

2014 EU-wide Stress Test Capital

				Baseline Scenario
(mln EUR)		CRR / CRDIV DEFINITION OF CAPITAL	As of 31/12/2013	As of 31/12/2014	As of 31/12/2015	As of 31/12/2016
OWN FUNDS	A	OWN FUNDS	45,028	44,957	45,998	46,591
	A.1	COMMON EQUITY TIER 1 CAPITAL (net of deductions and after applying transitional adjustments)	36,383	36,321	37,238	38,028
	A.1.1	Capital instruments eligible as CET1 Capital (including share premium and net own capital instruments)	24,692	24,692	24,692	24,692
	A.1.1.1	Of which: CET1 instruments subscribed by Government	0	0	0	0
	A.1.2	Retained earnings	756	956	2,659	4,273
	A.1.3	Accumulated other comprehensive income	-3,658	-4,210	-4,430	-4,577
	A.1.3.1	Of which: arising from unrealised gains/losses from Sovereign exposure in AFS portfolio	510	510	510	510
	A.1.3.2	Of which: arising from unrealised gains/losses from the rest of AFS portfolio	186	-367	-587	-733
	A.1.4	Other Reserves	19,935	19,935	19,935	19,935
	A.1.5	Funds for general banking risk	0	0	0	0
	A.1.6	Minority interest given recognition in CET1 capital	934	934	934	934
	A.1.7	Adjustments to CET1 due to prudential filters excluding those from unrealised gains/losses from AFS portfolio	-186	367	352	293
	A.1.8	Adjustments to CET1 due to prudential filters from unrealised gains/losses from Sovereign Exposure in AFS portfolio	-510	-510	-306	-204
	A.1.9	(-) Intangible assets (including Goodwill)	-8,034	-8,034	-8,034	-8,034
	A.1.10	(-) DTAs that rely on future profitability and do not arise from temporary differences net of associated DTLs	-1,057	-1,057	-1,057	-1,057
	A.1.11	(-) IRB shortfall of credit risk adjustments to expected losses	0	0	0	0
	A.1.12	(-) Defined benefit pension fund assets	0	0	0	0
	A.1.13	(-) Reciprocal cross holdings in CET1 Capital	0	0	0	0
	A.1.14	(-) Excess deduction from AT1 items over AT1 Capital	0	0	0	0
	A.1.15	(-) Deductions related to assets which can alternatively be subject to a 1.250% risk weight	-126	-126	-126	-126
	A.1.15.1	Of which: from securitisation positions (-)	-73	-73	-73	-73
	A.1.16	(-) Holdings of CET1 capital instruments of financial sector entities where the institution does not have a significant investment	0	0	0	0
	A.1.17	(-) Deductible DTAs that rely on future profitability and arise from temporary differences	0	0	0	0
	A.1.18	(-) Holdings of CET1 capital instruments of financial sector entities where the institution has a significant investment	-252	-274	-124	0
	A.1.19	(-) Amount exceding the 17.65% threshold	-630	-647	-533	-396
	A.1.20	Transitional adjustments	4,518	4,296	3,277	2,295
	A.1.20.1	Transitional adjustments due to grandfathered CET1 Capital instruments (+/-)	0	0	0	0
	A.1.20.2	Transitional adjustments due to additional minority interests (+/-)	1,043	780	517	255
	A.1.20.3	Other transitional adjustments to CET1 Capital excl. adjustments for Sovereign exposure in AFS (+/-)	3,475	3,516	2,759	2,041
	A.2	ADDITIONAL TIER 1 CAPITAL (net of deductions and after transitional adjustments)	973	969	1,219	1,450
	A.2.1	Of which: (+) Other existing support government measures	0	0	0	0
	A.3	TIER 1 CAPITAL (net of deductions and after transitional adjustments)	37,356	37,290	38,457	39,479
	A.4	TIER 2 CAPITAL (net of deductions and after transitional adjustments)	7,672	7,667	7,540	7,113
OWN FUNDS REQUIREMENTS	B	TOTAL RISK EXPOSURE AMOUNT	345,041	354,719	356,823	358,592
	B.1	of which: stemming from exposures that fall below the 10% / 15% limits for CET1 deduction (+)	0
	B.2	of which: stemming from CVA capital requirements (+)	0
	B.3	of which: stemming from higher asset correlation parameter against exposures to large financial institutions under IRB the IRB approaches to credit risk (+)	0
	B.4	of which: stemming from the application of the supporting factor to increase lending to SMEs (-)	0
	B.5	of which: stemming from the effect of exposures that were previously part of Risk Exposure amount and receive a deduction treatment under CRR/CRDIV (-)	0
	B.6	of which: others subject to the discretion of National Competent Authorities	0
CAPITAL RATIOS (%) - Transitional period	C.1	Common Equity Tier 1 Capital ratio	10.54%	10.24%	10.44%	10.60%
	C.2	Tier 1 Capital ratio	10.83%	10.51%	10.78%	11.01%
	C.3	Total Capital ratio	13.05%	12.67%	12.89%	12.99%
	D	Common Equity Tier 1 Capital Threshold		28,378	28,546	28,687
Memorandum items	E	Total amount of instruments with mandatory conversion into ordinary shares upon a fixed date in the 2014 -2016 period (cumulative conversions) (1)		0	0	0
	F	Total Additional Tier 1 and Tier 2 instruments eligible as regulatory capital under the CRR provisions that convert into Common Equity Tier 1 or are written down upon a trigger event (2)
	F.1	Of which: eligible instruments whose trigger is above CET1 capital ratio in the adverse scenario (2)
	G	Fully Loaded Common Equity Tier 1 Capital ratio (3)				9.96%

			Adverse Scenario
(mln EUR)		CRR / CRDIV DEFINITION OF CAPITAL	As of 31/12/2014	As of 31/12/2015	As of 31/12/2016	COREP CODE	REGULATION
OWN FUNDS	A	OWN FUNDS	43,581	43,298	42,705	CA1 {1}	Articles 4(118) and 72 of CRR
	A.1	COMMON EQUITY TIER 1 CAPITAL (net of deductions and after applying transitional adjustments)	34,988	34,613	34,196	CA1 {1.1.1}	Article 50 of CRR
	A.1.1	Capital instruments eligible as CET1 Capital (including share premium and net own capital instruments)	24,692	24,692	24,692	CA1 {1.1.1.1}	Articles 26(1) points (a) and (b), 27 to 29, 36(1) point (f) and 42 of CRR
	A.1.1.1	Of which: CET1 instruments subscribed by Government	0	0	0	-	-
	A.1.2	Retained earnings	257	1,211	2,459	CA1 {1.1.1.2}	Articles 26(1) point (c), 26(2) and 36 (1) points (a) and (l) of CRR
	A.1.3	Accumulated other comprehensive income	-7,181	-6,940	-7,509	CA1 {1.1.1.3}	Articles 4(100), 26(1) point (d) and 36 (1) point (l) of CRR
	A.1.3.1	Of which: arising from unrealised gains/losses from Sovereign exposure in AFS portfolio	-1,863	-1,043	-1,226	-	-
	A.1.3.2	Of which: arising from unrealised gains/losses from the rest of AFS portfolio	-964	-1,543	-1,928	-	-
	A.1.4	Other Reserves	19,935	19,935	19,935	CA1 {1.1.1.4}	Articles 4(117) and 26(1) point (e) of CRR
	A.1.5	Funds for general banking risk	0	0	0	CA1 {1.1.1.5}	Articles 4(112), 26(1) point (f) and 36 (1) point (l) of CRR
	A.1.6	Minority interest given recognition in CET1 capital	934	934	934	CA1 {1.1.1.7}	Article 84 of CRR
	A.1.7	Adjustments to CET1 due to prudential filters excluding those from unrealised gains/losses from AFS portfolio	771	926	771	CA1 {1.1.1.9}	Articles 32 to 35 of and 36 (1) point (l) of CRR
	A.1.8	Adjustments to CET1 due to prudential filters from unrealised gains/losses from Sovereign Exposure in AFS portfolio	1,490	626	490	-
	A.1.9	(-) Intangible assets (including Goodwill)	-8,034	-8,034	-8,034	CA1 {1.1.1.10 + 1.1.1.11}	Articles 4(113), 36(1) point (b) and 37 of CRR. Articles 4(115), 36(1) point (b) and 37 point (a) of CCR
	A.1.10	(-) DTAs that rely on future profitability and do not arise from temporary differences net of associated DTLs	-1,057	-1,057	-1,057	CA1 {1.1.1.12}	Articles 36(1) point (c) and 38 of CRR
	A.1.11	(-) IRB shortfall of credit risk adjustments to expected losses	-39	-57	-5	CA1 {1.1.1.13}	Articles 36(1) point (d), 40 and 159 of CRR
	A.1.12	(-) Defined benefit pension fund assets	0	0	0	CA1 {1.1.1.14}	Articles 4(109), 36(1) point (e) and 41 of CRR
	A.1.13	(-) Reciprocal cross holdings in CET1 Capital	0	0	0	CA1 {1.1.1.15}	Articles 4(122), 36(1) point (g) and 44 of CRR
	A.1.14	(-) Excess deduction from AT1 items over AT1 Capital	0	0	0	CA1 {1.1.1.16}	Article 36(1) point (j) of CRR
	A.1.15	(-) Deductions related to assets which can alternatively be subject to a 1.250% risk weight	-126	-126	-126	CA1 {1.1.1.17 to 1.1.1.21}	Articles 4(36), 36(1) point (k) (i) and 89 to 91 of CRR; Articles 36(1) point (k) (ii), 243(1) point (b), 244(1) point (b) and 258 of CRR; Articles 36(1) point k) (iii) and 379(3) of CRR; Articles 36(1) point k) (iv) and 153(8) of CRR and
	A.1.15.1	Of which: from securitisation positions (-)	-73	-73	-73	CA1 {1.1.1.18.1}	Articles 36(1) point (k) (ii), 243(1) point (b), 244(1) point (b) and 258 of CRR
	A.1.16	(-) Holdings of CET1 capital instruments of financial sector entities where the institution does not have a significant investment	0	0	0	CA1 {1.1.1.22}	Articles 4(27), 36(1) point (h); 43 to 46, 49 (2) and (3) and 79 of CRR
	A.1.17	(-) Deductible DTAs that rely on future profitability and arise from temporary differences	0	0	0	CA1 {1.1.1.23}	Articles 36(1) point (c) and 38; Articles 48(1) point (a) and 48(2) of CRR
	A.1.18	(-) Holdings of CET1 capital instruments of financial sector entities where the institution has a significant investment	-643	-520	-443	CA1 {1.1.1.24}	Articles 4(27); 36(1) point (i); 43, 45; 47; 48(1) point (b); 49(1) to (3) and 79 of CRR
	A.1.19	(-) Amount exceding the 17.65% threshold	-930	-836	-777	CA1 {1.1.1.25}	Article 470 of CRR
	A.1.20	Transitional adjustments	4,918	3,859	2,865	CA1 {1.1.1.6 + 1.1.8 + 1.1.26}	-
	A.1.20.1	Transitional adjustments due to grandfathered CET1 Capital instruments (+/-)	0	0	0	CA1 {1.1.1.6}	Articles 483(1) to (3), and 484 to 487 of CRR
	A.1.20.2	Transitional adjustments due to additional minority interests (+/-)	780	517	255	CA1 {1.1.1.8}	Articles 479 and 480 of CRR
	A.1.20.3	Other transitional adjustments to CET1 Capital excl. adjustments for Sovereign exposure in AFS (+/-)	4,138	3,341	2,610	CA1 {1.1.1.26}	Articles 469 to 472, 478 and 481 of CRR
	A.2	ADDITIONAL TIER 1 CAPITAL (net of deductions and after transitional adjustments)	947	1,182	1,423	CA1 {1.1.2}	Article 61 of CRR
	A.2.1	Of which: (+) Other existing support government measures	0	0	0	-	-
	A.3	TIER 1 CAPITAL (net of deductions and after transitional adjustments)	35,935	35,795	35,619	CA1 {1.1}	Article 25 of CRR
	A.4	TIER 2 CAPITAL (net of deductions and after transitional adjustments)	7,646	7,504	7,085	CA1 {1.2}	Article 71 of CRR
OWN FUNDS REQUIREMENTS	B	TOTAL RISK EXPOSURE AMOUNT	367,463	378,080	381,341	CA2 {1}	Articles 92(3), 95, 96 and 98 of CRR
	B.1	of which: stemming from exposures that fall below the 10% / 15% limits for CET1 deduction (+)					Articles 36(1) points (a) and (i); Article 38 and Article 48 of CRR
	B.2	of which: stemming from CVA capital requirements (+)					Article 381 to 386 of CRR
	B.3	of which: stemming from higher asset correlation parameter against exposures to large financial institutions under IRB the IRB approaches to credit risk (+)					Articles 153(2) of CRR
	B.4	of which: stemming from the application of the supporting factor to increase lending to SMEs (-)					Recital (44) of CRR
	B.5	of which: stemming from the effect of exposures that were previously part of Risk Exposure amount and receive a deduction treatment under CRR/CRDIV (-)					-
	B.6	of which: others subject to the discretion of National Competent Authorities					Article 124 to 164 of CRR
CAPITAL RATIOS (%) - Transitional period	C.1	Common Equity Tier 1 Capital ratio	9.52%	9.15%	8.97%	CA3 {1}	-
	C.2	Tier 1 Capital ratio	9.78%	9.47%	9.34%	CA3 {3}	-
	C.3	Total Capital ratio	11.86%	11.45%	11.20%	CA3 {5}	-
	D	Common Equity Tier 1 Capital Threshold	20,210	20,794	20,974
Memorandum items	E	Total amount of instruments with mandatory conversion into ordinary shares upon a fixed date in the 2014 -2016 period (cumulative conversions) (1)	0	0	0
	F	Total Additional Tier 1 and Tier 2 instruments eligible as regulatory capital under the CRR provisions that convert into Common Equity Tier 1 or are written down upon a trigger event (2)	0	0	0
	F.1	Of which: eligible instruments whose trigger is above CET1 capital ratio in the adverse scenario (2)	0	0	0
	G	Fully Loaded Common Equity Tier 1 Capital ratio (3)			8.22%

(1) Conversions not considered for CET1 computation

(2) Excluding instruments included in E

(3) Memorandum item based on a fully implemented CRR/CRD IV definition of Common Equity Tier 1 capital including 60% of unrealised gains/losses from Sovereign Exposure in AFS portfolio

2014 EU-wide Stress Test - Restructuring scenarios

	Effects of mandatory restructuring plans publicly announced before 31 December 2013 and formally agreed with the European Commission.
	Baseline scenario		Adverse scenario		Narrative description of the transactions. (type, date of completion/commitment, portfolios, subsidiaries, branches)
(mln EUR)	CET1 impact	Risk exposure amount impact	CET1 impact	Risk exposure amount impact
2013	0	0
2014	0	0	0	0
2015	0	0	0	0
2016	0	0	0	0
Total	0	0	0	0

2014 EU-wide Stress Test

Outcome of the Stress Test based on the Restructuring plan for banks whose plan was formally agreed with the European Commission after 31 December 2013

		Baseline scenario			Adverse scenario
(mln EUR)	As of 31/12/2013	As of 31/12/2014	As of 31/12/2015	As of 31/12/2016	As of 31/12/2014	As of 31/12/2015	As of 31/12/2016
COMMON EQUITY TIER 1 CAPITAL (net of deductions and after applying transitional adjustments)
TOTAL RISK EXPOSURE AMOUNT
COMMON EQUITY TIER 1 RATIO

2014 EU-wide Stress Test
Major Capital Measures from 1 January to 30 September 2014

Major Capital Measures Impacting Tier 1 and Tier 2 Eligible Capital from 1 January 2014 to 30 September 2014

Issuance of CET 1 Instruments	Impact on Common Equity Tier 1 Million EUR
Raising of capital instruments eligible as CET1 capital (+)	0
Repayment of CET1 capital, buybacks (-)	0
Conversion to CET1 of hybrid instruments becoming effective between 1 January and 30 September 2014 (+)	0

Net issuance of Additional Tier 1 and T2 Instruments	Impact on Additional Tier 1 and Tier 2 Million EUR
Net issuance of Additional Tier 1 and T2 Instruments with a trigger at or above bank’s post stress test CET1 ratio in the adverse scenario during the stress test horizon (+/-)	0
Net issuance of Additional Tier 1 and T2 Instrument with a trigger below bank’s post stress test CET1 ratio in the adverse scenario during the stress test horizon (+/-)	1,500

Losses	Million EUR
Realized fines/litigation costs from 1 January to 30 September 2014 (net of provisions) (-)	0
Other material losses and provisions from 1 January to 30 September 2014 (-)	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 27, 2014	By:	By: /s/ Ricardo Gómez Barredo
	Name:	Ricardo Gómez Barredo
	Title:	Head of Group Accounting & Information Management